FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2006.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[(English Translation) Notice of Convocation of the Ordinary General Meeting of Shareholders]

2.	[(English Translation) Nomura Report for the 102nd Fiscal Year From April 1, 2005 to March 31, 2006]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 1, 2006	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

[English Translation]

(Code: 8604)

May 31, 2006

To: Shareholders

Nobuyuki Koga Director and President & CEO Nomura Holdings, Inc. 1-9-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Notice of Convocation of the Ordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, our shareholder, for your support to Nomura Holdings, Inc. (the “Company”).

You are hereby notified that the 102nd Ordinary General Meeting of Shareholders will be held as follows. You are respectfully requested to attend the meeting with the enclosed proxy card in your possession.

In the event that you are unable to attend the meeting, you may exercise your voting rights via mail or the internet. Please review the proposals described later, indicate your approval or disapproval of the proposals on the enclosed proxy card and, after affixing your seal impression thereon, return the card to the Company or cast your vote through the website specified by the Company (http://www.evote.jp/). (Japanese only)

Description

1. Date and Time:	10:00 a.m. on Wednesday, June 28, 2006

2. Place:	Hotel Okura Tokyo, Heian Room (Main Building, first floor)
2-10-4 Toranomon, Minato-ku, Tokyo, JAPAN

3.	Agenda for the Meeting:

Matters to be Reported:

1.	Report on the 102nd fiscal year’s (April 1, 2005 to March 31, 2006) result of operations, balance sheet (as of March 31, 2006) and income statement.

2.	Report on the 102nd fiscal year’s consolidated balance sheet (as of March 31, 2006) and consolidated income statement and audit report of the independent accountants and the audit committee on such consolidated financial statements.

3.	Report on the appropriation of retained earnings for the 102nd fiscal year and reasons, etc.

Matters to be Resolved:

1.	Amendment to the Articles of Incorporation (as described later in the attached “Reference Material Regarding the Exercise of Voting Rights”).

2.	Election of Eleven Directors.

3.	Issue of Stock Acquisition Rights as Stock Options (as described later in the attached “Reference Material Regarding the Exercise of Voting Rights”).

An audio replay of the annual shareholder’s meeting is available from June 28, 2006.

The replay can be accessed from Nomura’s website at

http://www.nomuraholdings.com/jp/investor/ (Japanese); or http://www.nomura.com/. (English)

Note: In case any reference material attached hereof should be amended, the amended material will be disclosed on the Company’s website (http://www.nomuraholdings.com/jp/investor).

Reference Material Regarding the Exercise of Voting Rights

1.	Total Number of Voting Rights Owned by all the Shareholders:

19,005,340

2.	Agenda and the Referenced Matters:

Proposal No. 1: Amendment to the Articles of Incorporation

1.	Reasons for the amendment:

In accordance with the “Corporation Law” (2005 Law No. 86) of Japan and the “Law Concerning Adjustment of Related Laws, Etc. Accompanying the Enforcement of the Corporation Law” (2005 Law No. 87) of Japan, coming into effect on May 1, 2006, it is hereby proposed that amendment be made to the Articles of Incorporation of the Company as described below:

(1)	Amendment with regard to the matters that are deemed to have been provided in the Articles of Incorporation upon enforcement of the Corporation Law:

1)	The Company is a company with committees. Hence, the Company is deemed to have a provision in the Articles of Incorporation in accordance with the Corporation Law that the Company shall set up the board of directors, nomination committee, audit committee, compensation committee and accounting auditors.

2)	With regard to certificates of shares, there is no provision in the Articles of Incorporation that forbids the Company from issuing certificates of shares. Hence, the Company is deemed to have a provision in the Articles of Incorporation on the date that the Corporation Law came into effect that the Company shall issue certificates of shares.

3)	With regard to a transfer agent, there is a provision in the Articles of Incorporation that the Company shall have a transfer agent. Hence, the Company is deemed to have provided a provision in the Articles of Incorporation on the date of enforcement of the Corporation Law that the Company shall have a share registrar.

4)	With regard to distribution of surplus, the Company is deemed to have provisions in the Articles of Incorporation that the board of directors shall have the authority to determine distribution of surplus and that it shall not be determined by a resolution of a general meeting of shareholders.

In order to clarify such deemed provisions in the Articles of Incorporation, it is hereby proposed that the following amendments be made to the existing Articles of Incorporation.

(Articles for reference)

Proposed Article 5 (Governing Bodies), Article 7 (Issuance of Certificates of Shares), Article 11 (Share Registrar) and Article 34 (Organ with the Authority to Determine Distribution of Surplus)

(2)	Changes in terms and expressions in accordance with the Corporation Law

In accordance with the Corporation Law, it is hereby proposed that the terms under the Commercial Code prior to amendment be replaced with those used in the Corporation Law and simultaneously some expressions, and words and terms be modified.

(Articles for reference)

Proposed Article 4 (Method of Giving Public Notices), Article 6 (Authorized Number of Shares), Article 8 (Number of Shares Constituting One Unit), Article 10 (Request for Purchasing Less-Than-A-Full-Unit Shares), Article 13 (Convocation), Article 14 (Record Date of an Ordinary General Meeting of Shareholders), Article 18 (Resolutions), Article 19 (Number of Directors and Election), Article 20 (Term of Office), Article 24 (Limitation of Liabilities of Directors), Article 25 (Maintenance of Committees), Article 26 (Authorities of Committees, Etc.), Article 28 (Executive Officers and Authorities of Executive Officers), Article 29 (Terms of office), Article 30 (Representative Executive Officers and Executive Officers with Special Titles), Article 31 (Limitation of Liabilities of Executive Officers), Article 33 (Fiscal Year), etc.

(3)	Amendment as a result of the introduction of quarterly dividends

In accordance with the Corporation Law, restrictions on the number of dividend payments are lifted and the Company has determined to introduce quarterly dividends. Hence, it is hereby proposed that four record dates be fixed for each year.

(Article for reference)

Proposed Article 35 (Record Date for Distribution of Surplus)

(4)	New provision regarding the new disclosure policy whereby reference materials for a general meeting of shareholders and other documents shall be made available on the Internet

It is hereby proposed that the Company adopt a policy of providing shareholders with information including reference materials for a general meeting of shareholders, business reports, financial statements and consolidated financial statements on the Internet.

(Article for reference)

Proposed Article 17 (Disclosure of Reference Materials for a General Meeting of Shareholders on the Internet)

(5)	New provision upon adoption of a policy allowing written consent by writing or electronic means resolutions by the entire board of directors

To allow the board of directors to operate flexibly, it is hereby proposed that the Company adopt a policy allowing written consent by writing or electronic means under which a resolution shall be deemed to be adopted by the board of directors without convening a meeting thereof if all the directors consent thereto in writing or by any electronic method.

(Article for reference)

Proposed Article 23 (Resolutions)

(6)	Amendment with regard to the procedure of exercise of rights of shareholders

It is hereby proposed that amendment be made to the existing Articles of Incorporation so that the Share Handling Regulations may govern the procedure of exercise of rights of shareholders, in addition to the handling business relating to shares of the Company.

(Article for reference)

Proposed Article 12 (Share Handling Regulations)

(7)	New provision for the rights of holders of less-than-a-full-unit shares

Holders of less-than-a-full-unit shares are not entitled to vote at any general meeting of shareholders. In addition, the Corporation Law authorizes a company to provide in its articles of incorporation that holders of less-than-a-full-unit shares shall not be entitled to exercise any rights other than those provided by the Corporation Law. Hence, to secure efficient handling of holders of less-than-a-full-unit shares, it is hereby proposed that a new provision be added to that effect.

(Article for reference)

Proposed Article 9 (Rights Pertaining to Less-Than-A-Full-Unit Shares)

2.	Amendment:

(amendment underlined)

Current	As Amended

CHAPTER I

GENERAL PROVISIONS

Article 4. (Method of Giving Public Notices)

Public notices of the Company shall be made by electronic public notice; provided, however, that such notices shall be given by publication in Nihon Keizai Shimbun in cases the method of electronic public notice is not available due to any troubles or unavoidable circumstances.

CHAPTER I

GENERAL PROVISIONS

Article 4. (Method of Giving Public Notices)

The method of public notices of the Company shall be electronic public notice; provided, however, that such notices shall be given by publication in Nihon Keizai Shimbun in cases the method of electronic public notice is not available due to any troubles or unavoidable circumstances.

Article 5. (Committee System)

The Company shall apply the special provisions regarding the committee system prescribed in Chapter 2, Section 4 of the “Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha (Law No. 22, 1974)” (“Special Law”).

(Deleted)

(Newly added)

Article 5. (Governing Bodies)

The Company shall, as a company with committees, set up, in addition to the shareholders’ meetings and directors, the following organs;

(1) board of directors

(2) Nomination Committee, Audit Committee, and Compensation Committee

(3) accounting auditors

CHAPTER II

SHARES

Article 6. (Authorized Number of Shares)

The authorized number of shares shall be 6,000,000,000. In the case of retirement of shares, however, the number of retired shares shall be subtracted from the authorized number of shares.

CHAPTER II SHARES Article 6. (Authorized Number of Shares) The authorized number of shares of the Company shall be 6,000,000,000.

(Newly added)	Article 7. (Issuance of certificates of shares) The Company shall issue certificates of shares.

Article 7. (Acquisition by the Company of its Shares)	(Deleted)

The Company may purchase its own shares with a resolution of the board of directors pursuant to the provision of Article 211-3, paragraph 1, item 2 of the Commercial Code.

Article 8. (Number of Shares Constituting One Unit)

1. The number of shares constituting one unit of shares of the Company shall be one hundred (100).

2. The Company shall not issue share certificates representing shares which do not constitute a full unit of shares (“less-than-a-full-unit shares”).

Article 8. (Number of Shares Constituting One Unit) The number of shares constituting one unit of shares of the Company shall be one hundred (100). (Transferred to Article 9, Clause 2)

(Newly added)

Article 9. (Rights pertaining to less-than-a-full-unit shares)

1. Any shareholder of the Company (including any beneficial owner of shares of the Company; the same applies hereinafter) shall not exercise any right pertaining to shares which do not constitute a full unit of shares (“less-than-a-full-unit shares”) he/she has except the following rights;

(1)    rights granted by the items listed in Article 189, Paragraph 2 of the Corporation Law.

(2)    a right to make a request pursuant to Article 166, Paragraph 1 of the Corporation Law.

(3)    a right to be allotted offered shares or offered stock acquisition rights in proportion to the number of shares owned by a shareholder.

(4)    a right to make a request pursuant to the following article.

2. The Company shall not issue share certificates representing any number of less-than-a-full-unit shares, unless otherwise provided by the Share Handling Regulations.

Current	As Amended
Article 9. (Request for Purchasing Less-Than-A-Full-Unit Shares)	Article 10. (Request for Purchasing Less-Than-A-Full-Unit Shares)

Any shareholder of the Company (including any beneficial owner of shares of the Company; the same applies hereinafter) with less-than-a-full-unit shares may request the Company to the effect that the Company sells shares which will become a full unit of shares, together with the less-than-a-full-unit shares owned by the shareholder, except the cases where the Company does not own the number of shares to be sold under such request.

Any shareholder of the Company may request the Company to sell shares which will become a full unit of shares, together with the less-than-a-full-unit shares owned by the shareholder.

Article 10. (Transfer Agent)

1. The Company shall have a transfer agent with respect to the shares issued by the Company.

2. The transfer agent and its handling place of business shall be appointed and designated by a resolution of the board of directors, and public notice thereof shall be given.

3. The register of shareholders of the Company (including the register of beneficial owners of shares of the Company; the same applies hereinafter) and the register of loss of share certificates of the Company shall be kept at the handling place of business of the transfer agent and the registration of transfer of title to shares, purchase of less-than-a-full-unit shares, registration of loss of share certificates, treatment of requests for purchasing less-than-a-full-unit shares by the Company and other business relating to shares shall be handled by the transfer agent and not by the Company.

Article 11. (Share Registrar)

1. The Company shall have a share registrar.

2. The share registrar and its handling place of business shall be appointed and designated by a resolution of the board of directors, and public notice thereof shall be given.

3. The preparation and keeping of the register of shareholders of the Company (including the register of beneficial owners of shares of the Company; the same applies hereinafter), the register of stock acquisition rights and the register of loss of share certificates of the Company and other business relating to the register of shareholders of the Company, the register of stock acquisition rights and the register of loss of share certificates of the Company shall be delegated to the share registrar and shall not be handled by the Company.

Article 11. (Share Handling Regulations)

The denominations of share certificates, registration of transfer of title to shares, purchase of less-than-a-full-unit shares, registration of loss of share certificates, treatment of requests for purchasing less-than-a-full-unit shares by the Company and any other handling business relating to shares of the Company shall, except as provided in these “ARTICLES OF INCORPORATION”, be governed by the “Share Handling Regulations” to be established by the board of directors or executive officers under authorities delegated by resolutions of the board of directors.

Article 12. (Share Handling Regulations)

The handling business relating to shares of the Company shall, except as provided in these “ARTICLES OF INCORPORATION”, be governed by the “Share Handling Regulations” to be established by the board of directors or executive officers under authorities delegated by resolutions of the board of directors.

Article 12. (Record Date)

l. The Company shall deem the shareholders of the Company whose names appear (or are recorded by an electronic method; the same applies hereinafter) as such on the register of shareholders at the closing thereof on March 31 of each year shareholders of the Company entitled to exercise their rights at an ordinary general meeting of shareholders for the fiscal year.

2. In addition to the preceding paragraph, if necessary, the Company may deem the shareholders of the Company or registered pledgees whose names appear as such on the register of shareholders at the specific date and time determined by a resolution of the board of directors and notified publicly in advance shareholders or registered pledgees entitled to exercise their rights.

(Deleted)

Current	As Amended

CHAPTER III

GENERAL MEETINGS OF

SHAREHOLDERS

Article 13. (Convocation)

l. (Omitted)

2. A general meeting of shareholders shall, unless otherwise provided by laws or ordinances, be convened by President & Chief Executive Officer in accordance with a resolution of the board of directors; provided, however, that when President & Chief Executive Officer is unable so to act, one of the other representative executive officers shall take his place in accordance with the order of priority predetermined by a resolution of the board of directors.

CHAPTER III

GENERAL MEETINGS OF

SHAREHOLDERS

Article 13. (Convocation)

l. (Unchanged)

2. A general meeting of shareholders shall, unless otherwise provided by laws or ordinances, be convened by the director doubling as President & Chief Executive Officer in accordance with a resolution of the board of directors; provided, however, that when the director doubling as President & Chief Executive Officer is unable so to act, one of the other directors doubling as representative executive officers shall take his place in accordance with the order of priority predetermined by a resolution of the board of directors.

(Newly added)	Article 14. (Record Date of an Ordinary General Meeting of Shareholders) The record date for voting rights at an ordinary general meeting of shareholders shall be March 31 of each year.

(Newly added)

Article 17. (Disclosure of Reference Materials for a General Meeting of Shareholders on the Internet)

The Company may regard its disclosure of information which should be shown in reference materials for a general meeting of shareholders, business reports, financial statements and consolidated financial statements on the Internet in compliance with requirements stipulated by the Ministry of Justice Ordinance as lawful provision of such information to its shareholders.

Article 16. (Resolutions)

1. Resolutions of a general meeting of shareholders shall, unless otherwise provided by laws or ordinances, be adopted by a majority of the votes of the shareholders present thereat.

Article 18. (Resolutions)

1. Resolutions of a general meeting of shareholders shall, unless otherwise provided by laws or ordinances, be adopted by a majority of the votes of the shareholders who are present thereat and entitled to exercise their voting rights.

2. Any resolution under Article 343, paragraph 1 of the Commercial Code shall be adopted at such meeting at which shareholders holding not less than one-third (1/3) of the voting rights owned by all shareholders of the Company shall be present, by a majority of not less than two-thirds (2/3) of the voting rights of the shareholders so present.

2. Any resolution under Article 309, Paragraph 2 of the Corporation Law shall be adopted at such meeting at which shareholders holding not less than one-third (1/3) of the voting rights owned by all shareholders of the Company who are entitled to exercise their voting rights shall be present, by a majority of not less than two-thirds (2/3) of the voting rights of the shareholders so present.

Article 17. (Minutes of Meetings)

The substance of proceedings of a general meeting of shareholders and results thereof shall be recorded in minutes of the meeting, and the chairman, directors and executive officers present shall affix their names and seals thereto (including their electronic signatures; the same applies hereinafter).

(Deleted)

Current	As Amended

CHAPTER IV

DIRECTORS AND THE BOARD OF

DIRECTORS

Article 18. (Number of Directors and Election)

1. (Omitted)

2. The resolution for the election referred to in the preceding paragraph shall require the presence of shareholders holding not less than one-third (1/3) of the voting rights out of the total number of the voting rights owned by all the shareholders of the Company.

CHAPTER IV

DIRECTORS AND THE BOARD OF

DIRECTORS

Article 19. (Number of Directors and Election)

1. (Unchanged)

2. The resolution for the election referred to in the preceding paragraph shall require the presence of shareholders holding not less than one-third (1/3) of the voting rights out of the total number of the voting rights owned by all the shareholders of the Company who are entitled to exercise their voting rights.

3. (Omitted) 4. (Omitted)	3. (Unchanged) 4. (Unchanged)

Article 19. (Term of Office)	Article 20. (Term of Office)

The term of office of directors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within one (1) year after their assumption of office. However, the term of office of any director elected to fill a vacancy shall expire when the term of office of his predecessor would have expired.

The term of office of directors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within one (1) year after their election. However, the term of office of any director elected to fill a vacancy shall expire when the term of office of his predecessor would have expired.

Article 22. (Resolutions)

Resolutions of the board of directors shall be adopted by an affirmative vote of a majority of the directors present which directors present shall constitute a majority of all directors then in office.

(Newly added)

Article 23. (Resolutions)

1. Resolutions of the board of directors shall be adopted by an affirmative vote of a majority of the directors present who shall constitute a majority of all directors who are then in office and entitled to participate in the voting.

2. The Company shall deem that a resolution of the board of directors has been adopted in case the requirements stipulated by Article 370 of the Corporation Law have been fulfilled.

Article 23. (Minutes of Meetings)

The substance of proceedings of a meeting of the board of directors and the results thereof shall be recorded in minutes of the meeting, and the directors present shall affix their names and seals thereto.

(Deleted)

Article 24. (Limitation of Liabilities of Directors)

1. The Company may release the liabilities of directors (including former directors) for the acts prescribed in Article 21-17, paragraph 1 of the Special Law to the extent permitted by laws or ordinances by resolutions of the board of directors pursuant to the provision of Article 266, paragraph 12 of the Commercial Code applied mutatis mutandis in Article 21-17, paragraph 4 of the Special Law.

Article 24. (Limitation of Liabilities of Directors)

1. The Company may release the liabilities for damages of directors (including former directors) due to negligence of their duties to the extent permitted by laws or ordinances by resolutions of the board of directors pursuant to the provision of Article 426, Paragraph 1 of the Corporation Law.

2. The Company may execute with outside directors (meaning “outside directors” defined in Article 188, paragraph 2, item 7-2 of the Commercial Code) an agreement that will limit their liabilities for damages due to the acts prescribed in Article 21-17, paragraph 1 of the Special Law pursuant to the provision of Article 266, paragraph 19 of the Commercial Code applied mutatis mutandis in Article 21-17, paragraph 5 of the Special Law. However, the maximum amount of damages under the agreement shall be the higher of either the amount previously determined which shall not be less than 20 million yen or the amount provided by laws or ordinances.

2. The Company may execute with outside directors (meaning “outside directors” defined in Article 2 item 15 of the Corporation Law) an agreement that will limit their liabilities for damages due to negligence of their duties pursuant to the provision of Article 427, Paragraph 1 of the Corporation Law. However, the maximum amount of damages under the agreement shall be the higher of either the amount previously determined which shall not be less than 20 million yen or the amount provided by laws or ordinances.

Current	As Amended

CHAPTER V

NOMINATION COMMITTEE, AUDIT

COMMITTEE AND COMPENSATION

COMMITTEE

Article 25. (Maintenance of Committees)

1. The Company shall maintain a Nomination Committee, an Audit Committee and a Compensation Committee.

CHAPTER V

NOMINATION COMMITTEE, AUDIT

COMMITTEE AND COMPENSATION

COMMITTEE

Article 25. (Maintenance of Committees)

1. The board of directors shall, by its resolution, appoint from among the directors members to constitute the Nomination Committee, the Audit Committee and the Compensation Committee.

2. The board of directors shall determine the directors to constitute each of the committees.	(Deleted)

3. The board of directors shall determine the chairman of each of the committees.	2. The board of directors shall, by its resolution, appoint the chairman of each of the committees.

Article 26. (Authorities of Committees)

1. (Omitted)

2. In addition to the followings, the Audit Committee shall have authorities to do matters prescribed in laws or ordinances.

(1)    Audit of execution of functions by the directors and executive officers

Article 26. (Authorities of Committees, Etc.)

1. (Unchanged)

2.The Audit Committee shall have authorities to do the following duties:

(1)    Audit of execution of functions by the directors and executive officers and formulation of audit reports

(2)    Determination of the particulars of proposals concerning the election and dismissal of the independent auditor and the non-reelection of the independent auditor to be submitted to a general meeting of shareholders

(2)    Determination of the particulars of proposals concerning the election and dismissal of the accounting auditors and the non-reelection of the accounting auditors to be submitted to a general meeting of shareholders

3. The Compensation Committee shall have authorities to determine the policy with respect to the determination of the particulars of the compensation for each director and executive officer, and the particulars of the compensation for each director and executive officer.

3. The Compensation Committee shall have authorities to determine the policy with respect to the determination of the particulars of the compensation and other remuneration for each director and executive officer, and the particulars of the compensation and other remuneration for each director and executive officer. In case when an executive officer simultaneously serves as employee of the Company, the foregoing shall be applied to the compensation and other remuneration for the employee.

Article 27. (Minutes of Meetings)

The substance of proceedings of a meeting of each of the committees and results thereof shall be recorded in minutes of the meeting, and the directors present shall affix their names and seals thereto.

(Deleted)

Current	As Amended

CHAPTER VI EXECUTIVE OFFICERS Article 29. (Executive Officers and Execution of Business)	CHAPTER VI EXECUTIVE OFFICERS Article 28. (Executive Officers and Authorities of Executive Officers)

1. (Omitted)	1. (Unchanged)

2. The executive officers shall have authorities to determine the matters delegated by resolutions of the board of directors and execute the business of the Company.

2. The executive officers shall have authorities to do the following duties:

(1)    Determination of execution of the business of the Company delegated by resolutions of the board of directors

(2)    Execution of the business of the Company.

Article 30. (Term of Office)

The term of office of executive officers shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within one (1) year after their assumption of office.

Article 29. (Term of Office) The term of office of executive officers shall expire on the last day of the fiscal year ending within one (1) year after their election.

Article 31. (Representative Executive Officers and Executive Officers with Special Titles) 1. The Company shall, by a resolution of the board of directors, appoint representative executive officers.

Article 30. (Representative Executive Officers and Executive Officers with Special Titles)

1. The Company shall, by a resolution of the board of directors, select representative executive officers from among the executive officers.

2. (Omitted)	2. (Unchanged)

Article 32. (Limitation of Liabilities of Executive Officers)

The Company may release the liabilities of executive officers (including former executive officers) for the acts prescribed in Article 21-17, paragraph 1 of the Special Law to the extent permitted by laws or ordinances by resolutions of the board of directors pursuant to the provision of Article 266, paragraph 12 of the Commercial Code applied mutatis mutandis in Article 21-17, paragraph 6 of the Special Law.

Article 31. (Limitation of Liabilities of Executive Officers)

The Company may release the liabilities for damages of executive officers (including former executive officers) due to negligence of their duties to the extent permitted by laws or ordinances by resolutions of the board of directors pursuant to the provision of Article 426, Paragraph 1 of the Corporation Law.

Current	As Amended

CHAPTER VII

ACCOUNTS

Article 34. (Fiscal Year)

The fiscal year of the Company shall commence on April 1 of each year and end on March 31 of the following year, and the accounts of the Company shall be closed on the last day of each fiscal year.

CHAPTER VII ACCOUNTS Article 33. (Fiscal Year) The fiscal year of the Company shall commence on April 1 of each year and end on March 31 of the following year.

(Newly added)

Article 34. (Organ with the Authority to Determine Distribution of Surplus)

The Company shall, by a resolution of the board of directors without obtaining a resolution of a general meeting of shareholders, determine the particulars contained in the items of Article 459, Paragraph 1, including distribution of surplus, except as otherwise stipulated by laws or ordinances.

Article 35. (Dividends and Interim Dividends)

1. Dividends to shareholders shall be paid to the shareholders or registered pledgees whose names appear as such on the register of shareholders of the Company at the closing thereof on March 31 of each year.

Article 35. (Record Date for Distribution of Surplus) 1. The record dates for dividends of the Company shall be June 30, September 30, December 31 and March 31 of each year.

2. The Company may, by a resolution of the board of directors, pay interim dividends to the shareholders or registered pledgees whose names appear as such on the register of shareholders of the Company at the closing thereof on September 30 of each year.

2. The Company may, without prejudice to the foregoing paragraphs, fix other dividend record dates and distribute surplus.

3. The Company shall be relieved from the obligation of paying dividends and interim dividends to shareholders if such dividends remain unreceived for three (3) years after the date of the commencement of payment thereof.

3. In case dividends are paid in cash, the Company shall be relieved from the obligation of paying dividends if such dividends remain unreceived for three (3) years after the date of the commencement of payment thereof.

SUPPLEMENTARY PROVISION

(Newly added)

Article 1. (Transitional Measures for Relief of Liabilities of Directors and Executive Officers)

The Company may release the liabilities of directors and executive officers (including former directors and former executive officers) for the acts prescribed in Article 21-17, Paragraph 1 of the former Law for Special Exceptions to the Commercial Code (“Special Law”) to the extent permitted by laws or ordinances by resolutions of the board of directors pursuant to the provision of Article 266, Paragraph 12 of the former Commercial Code applied mutatis mutandis in Article 21-17, Paragraph 4 of the former Special Law.

Note:	Only the provisions that are changed, deleted or added appear in the table. The provisions for which the only change is the section number are not shown.

Proposal No.2: Election of Eleven Directors

As all of the eleven Directors will have finished their term of office at the conclusion of this Ordinary General Meeting of Shareholders, the Company proposes the election of eleven Directors in accordance with a resolution of the Nomination Committee.

The nominees are as follows. All of these eleven nominees will continuously assume full responsibilities as Directors to determine material management matters and supervise business execution for the Nomura Group.

Name (Date of Birth)	Brief History and Representation of Other Companies		Shareholdings of the Company

1. Junichi Ujiie	Nov. 1975	Joined Nomura	70,235
(Oct. 12, 1945)	Jun. 1990	Director
	Jun. 1992	Director and Head of Americas Division
	Jun. 1995	Managing Director and Head of Americas Division
	Jun. 1996	Managing Director in charge of Risk Analysis Division
	May 1997	President & CEO
	Apr. 2003	Chairman of the Board of Directors
	Jun. 2003	Chairman of the Board of Directors and Senior Managing Director
	April	Chairman of the Board of Directors

(Representation of other companies) Director and President & CEO, Nomura Institute of Capital Markets Research

2. Nobuyuki Koga	Apr. 1974	Joined Nomura	34,853
(Aug. 22, 1950)	Jun. 1995	Director in charge of Human Resources
	May 1997	Director in charge of Planning
	Jun. 1998	Director in charge of Planning Division
	Apr. 1999	Managing Director in charge of Planning Division
	Jun. 2000	Executive Vice President
	Apr. 2003	President & CEO
	Jun. 2003	Director and President & CEO

(Representation of other companies) Director and President & CEO, Nomura Securities Co., Ltd.

3. Hiroshi Toda	Apr. 1975	Joined Nomura	28,300
(Sep. 12, 1951)	Jun. 1997	Director in charge of Fixed Income Division
	Oct. 1998	Director in charge of Global Fixed Income
	Jun. 2000	Executive Managing Director in charge of Investment Banking Unit
	Oct. 2001	Director
	Apr. 2003	Executive Vice President
	Jun. 2003	Director and Deputy President & COO

(Representation of other companies) President and Chief Executive Officer of Nomura Asia Holding N.V.

Name (Date of Birth)	Brief History and Representation of Other Companies		Shareholdings of the Company

4. Kazutoshi Inano	Apr. 1976	Joined Nomura	67,300
(Sep. 4, 1953)	Jun. 1997	Director in charge of Human Resources
	Apr. 1999	Director in charge of Marketing Division
	Jun. 1999	Director in charge of Marketing Division and Business Development & IPO Dept.
	Jun. 2000	Executive Managing Director in charge of Retail Business Unit
	Oct. 2001	Director
	Apr. 2003	Executive Vice President
	Jun. 2003	Director and Deputy President & Co-COO

5. Nobuyuki Shigemune	Apr. 1972	Joined Nomura	24,900
(Aug. 7, 1949)	Jun. 1993	Director in charge of Chubu and Kinki Area of Marketing Division
	Jun. 1995	Director in charge of Kinki Area of Marketing Division
	Jun. 1996	Director and Osaka Branch Manager
	May 1997	Managing Director stationed in Osaka and Osaka Branch Manager
	Dec. 1997	Managing Director stationed in Osaka
	Apr. 1999	Retired from Managing Director
	Jun. 1999	President, The Nomura Trust & Banking Co., Ltd.
	Jun. 2003	Director and President, The Nomura Trust & Banking Co., Ltd.
	Mar. 2004	Retired from Director and President, The Nomura Trust & Banking Co., Ltd.
	Apr. 2004	Advisor
	Jun. 2004	Director

6. Yukio Suzuki	Apr. 1975	Joined Nomura Research Institute, Ltd. (NRI)	10,300
(Jun. 3, 1950)	Jun. 1996	Director, NRI
	Mar. 1997	Retired from Director, NRI
	Apr. 1997	Advisor, Head of Financial Research Center and General Manager of Equity Research Dept.
	Jun. 1997	Director, Head of Financial Research Center and General Manager of Equity Research Dept.
	Apr. 1999	Retired from Director
	May 1999	Advisor
	May 1999	Retired from Advisor
	Jun. 1999	Senior Managing Director in charge of Research Division and General Manager of Economic Research Dept., Nomura Asset Management Co., Ltd. (NAM)
	Jun. 2000	Executive Managing Director in charge of Research Division and General Manager of Economic Research Dept., NAM
	Jun. 2003	Executive Managing Director, NAM
	Mar. 2005	Retired from Executive Managing Director, NAM
	Apr. 2005	Advisor
	June 2005	Director

7. Masaharu Shibata	Apr. 1959	Joined, NGK Insulators, Ltd.	5,000
(Feb. 21, 1937)	Jun. 1994	President & CEO, NGK Insulators, Ltd.
	Oct. 2001	Director
	Jun. 2002	Chairman & CEO, NGK Insulators, Ltd. (currently in office)

(Representation of other companies) Chairman & CEO, NGK Insulators, Ltd. Chairman & CEO, NGK Technica, Ltd.

Name (Date of Birth)	Brief History and Representation of Other Companies		Shareholdings of the Company

8. Hideaki Kubori (Aug. 29, 1944)	Apr. 1971 Mar. 1998 Apr. 1998	Registered as attorney at law and Joined Mori Sogo Law Offices Left Mori Sogo Law Offices Chairman, Hibiya Park Law Offices (currently in office)	0
	Apr. 2001 Oct. 2001	Vice President, Japan Federation of Bar Associations and President, Daini Tokyo Bar Association Director
	Mar. 2002	Retired from Vice President, Japan Federation of Bar Associations; President, Daini Tokyo Bar Association

9. Haruo Tsuji (Dec. 6, 1932)	Mar. 1955	Joined Hayakawa Electric Industry Co., Ltd. (currently, Sharp Corporation)	4,000
	Jun. 1986 Jun. 1998 Jun. 2001 Jun. 2003	President, Sharp Corporation Corporate Advisor, Sharp Corporation (currently in office) Statutory Auditor Director

10. Fumihide Nomura (Apr. 13, 1934)	Apr. 1957 Dec. 1976 Dec. 1979 Dec. 1982 Jun. 2003	Joined Nomura Director Managing Director Statutory Auditor Director	188,626
	(Representation of other companies) President, Nomura Shokusan Co., Ltd.

11. Koji Tajika (Jan. 7, 1936)	Jun. 1993 Jun. 1997 May 1999 Jun. 1999 May 2000 Jun. 2000 Jun. 2001 Apr. 2002 May 2002 Jun. 2002 Jun. 2003 Jun. 2003 Jun. 2003 Dec. 2004 Mar. 2006

CEO of Tohmatsu & Co.

Chairman & CEO, Tohmatsu & Co.

Retired from Chairman & CEO, Tohmatsu & Co.

Chairman, Deloitte Touche Tohmatsu

Retired from Chairman, Deloitte Touche Tohmatsu

Trustee of International Accounting Standards Committee Foundation

Advisor, Tohmatsu & Co.

Professor of Chuo Graduate School of Accounting

Retired from Advisor, Tohmatsu & Co.

Director of Murata Manufacturing Co., Ltd. (currently in office)

Director

Statutory Auditor, Sumitomo Corporation (currently in office)

Director, Tokyo Star Bank, Limited (currently in office)

Retired from Trustee of International Accounting Standards Committee Foundation

Retired from Professor of Chuo Graduate School of Accounting

			0

Note 1:

The nominees, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji and Koji Tajika satisfy the requirements for an outside director prescribed in Article 2, paragraph 3, item 7 of the Ordinance on Implementation of the Corporation Law.

(Reference)

Masaharu Shibata, Hideaki Kubori, Haruo Tsuji, and Koji Tajika have been nominated as candidate outside directors for the following reasons.

(1)    Masaharu Shibata has had ample managerial experience as the Chairman & CEO of NGK Insulators, Ltd. and has held the important position of Vice Chairman of Nippon Keidanren (Japan Business Federation). His achievements and insights have been highly evaluated. If elected as an outside director, Shibata is expected to play a sufficient role in the determination of important managerial matters of our company and in supervising the execution of our company’s duties on an ongoing basis.

(2)    Hideaki Kubori has exhibited high professionalism in corporate legal affairs as a lawyer, particularly in relation to corporate governance. He has also held important positions as Vice President of the Japan Federation of Bar Associations and President of the Daini Tokyo Bar Association. His achievements and insights have been highly evaluated. If elected as an outside director, he is expected to play a sufficient role in the determination of important managerial matters of our company and in supervising the execution of our company’s duties on an ongoing basis.

(3)    Haruo Tsuji has had ample managerial experience as President of Sharp Corporation and in successive positions. His achievements and insights have been highly evaluated. If elected as an outside director, he is expected to play a sufficient role in the determination of important managerial matters of our company and in supervising the execution of our company’s duties on an ongoing basis.

(4)    Koji Tajika has served as Chairman & CEO of Tohmatsu & Co., as Trustee of the International Accounting Standards Committee Foundation, and in other important positions. He is amply familiar with international accounting systems and has exhibited the high professionalism befitting of a financial expert under the US Public Company Accounting Reform and Investor Protection Act of 2002. If elected as an outside director, he is expected to play a sufficient role in the determination of important managerial matters of our company and in supervising the execution of our company’s duties on an ongoing basis.

Note 2:	There are no conflicts of interests between the Company and the above-mentioned nominees.

Note 3:	The brief history above at the Company on or before September 30, 2001 refers to positions and responsibilities at “The Nomura Securities Co., Ltd.”

Proposal No. 3: Issue of Stock Acquisition Rights as Stock Options

In accordance with the provisions of Articles 236, 238, and 239 of the Corporation Law, upon the issuance of stock acquisition rights under stock option to directors, executive officers, and employees of the Company and to directors, corporate auditors, executive officers, and employees of subsidiaries of the Company, we wish the Ordinary General Meeting of Shareholders to approve the arrangement whereby the payment of moneys will not be required to be paid-in, and whereby the determination of solicitation plan will be delegated to the Board of Directors of the Company.

Two types of stock acquisition rights (“Stock Acquisition Rights”) are to be issued.

The first is a plan for stock acquisition rights under a condition whereby the “value of assets to be financed upon the exercise of stock acquisition rights” at the time of issuance shall be determined based on the market price (“Stock Option A Plan”). The second is a plan for stock acquisition rights under a condition whereby the “value of assets to be financed upon the exercise of stock acquisition rights” at the time of issuance shall be below the market price (one (1) yen per share) (“Stock Option B Plan”). The Stock Option B Plan will enable the Company to control cash payment for compensation by granting stock acquisition rights as a partial substitute for cash compensation. Furthermore, Stock Option B Plan will enable the Company to make quasi-deferred payments of compensation by setting a period during which the stock acquisition rights cannot be exercised after they are granted (“non-exercise period”). Accordingly, Stock Option B Plan will have the same economic effect as the granting of restricted stocks by the Company. In principle, the non-exercise period will be not shorter than two (2) years.

1.	The reasons why it is necessary to solicit persons to subscribe for stock acquisition rights under especially favorable conditions

The Company is planning to issue the Stock Acquisition Rights for the purpose of enhancing the incentives of the directors, executive officers and employees of the Company and of the directors, corporate auditors, executive officers and employees of subsidiaries of the Company in order to improve their performances, and of acquiring talented human resources.

2.	The maximum number of Stock Acquisition Rights under the solicitation plan in accordance with delegation by resolution of the General Meeting of Shareholders

(1)	Maximum limit of the number of the Stock Acquisition Rights under Stock Option A Plan

Up to [25,000] units

The total number of shares to be issued or transferred by the exercise of the Stock Acquisition Rights shall be up to 2,500,000 shares of common stock of the Company, and, if the number of shares is adjusted in accordance with the provisions of 4. (1)(i), the number shall be the number of shares under the relevant Stock Acquisition Rights after adjustment multiplied by the maximum limit of the number of Stock Acquisition Rights in the above.

(2)	The maximum number of the Stock Acquisition Rights under Stock Option B Plan

Up to [75,000] units

The total number of shares to be issued or transferred by the exercise of the Stock Acquisition Rights shall be up to 7,500,000 shares of common stock of the Company, and if the number of shares is adjusted in accordance with the provisions of 4. (2)(i), the number shall be the number of shares under the relevant Stock Acquisition Rights after adjustment multiplied by the maximum limit of the number of Stock Acquisition Rights in the above.

(The maximum number of the Stock Acquisition Rights relating to Stock Option A Plan and Stock Option B Plan above includes the number of Stock Acquisition Rights to be issued as share-related remuneration to directors and executive officers of the Company.)

3.	Payment of moneys shall not be required for Stock Acquisition Rights.

4.	Contents of Stock Acquisition Rights

(1)	Contents of Stock Acquisition Rights under Stock Option A Plan

(i) Number of Shares under Stock Acquisition Rights

The number of shares under a Stock Acquisition Right (the “Number of Shares under a Stock Acquisition Right”) shall be 100 shares of common stock of the Company.

If the shares are split (including allocation without charge of common stock of the Company, the same shall apply hereinafter) or consolidated after the issuance of the Stock Acquisition Rights, the number of shares under the unexercised stock acquisition rights at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. Any fraction of less than one (1) share resulting from the adjustment shall be disregarded

Adjusted Number of Shares	=	Number of Shares before Adjustment	×	Ratio of Split or Consolidation

If new shares of common stock are issued or the shares held by the Company are disposed of at a price below the market price of the shares of common stock of the Company (excluding any exercise of stock acquisition rights and any request for the purchase of additional less-than-a-full-unit shares) or the Company issues any securities or stock acquisition rights which are to be converted or to be convertible to the common stock of the Company (including those attached to bonds with stock acquisition rights) and which enable the holders thereof to request the delivery of the common stock of the Company, the number of shares under the stock acquisition rights shall be adjusted in accordance with the following formula. Any fraction of less than one (1) share shall be disregarded.

Adjusted Number of Shares	=	Number of Shares before Adjustment	×	Exercise Price before Adjustment
Adjusted Exercise Price

Please refer to (ii) for the adjusted exercise price.

In addition to the above, after the issuance of the stock acquisition rights, in the event of a merger of the Company with another company, a company split, a capital reduction of the Company, or any similar event in which an adjustment of the number of shares is required, the Company may appropriately adjust the number of shares to a reasonable extent.

(ii) Value of assets financed upon the exercise of the Stock Acquisition Rights, or the method of calculating such value

The value of assets to be financed upon the exercise of the Stock Acquisition Rights shall be the amount per share to be issued or transferred by the exercise of the Stock Acquisition Rights (the “Exercise Price”) multiplied by the Number of Shares under the Stock Acquisition Rights. The Exercise Price shall be an amount equal to the product of (i) the higher price of either the average of the daily closing price of the common stock of the Company in regular transactions at the Tokyo Stock Exchange, Inc. during the calendar month immediately prior to the month when the Stock Acquisition Rights (excluding dates on which no trade is made) are issued or the closing price of the common stock of the Company in regular transactions at the Tokyo Stock Exchange, Inc. on the issuance date (if there is no closing price on the issuance date, the most recent closing price prior to the issuance date shall apply), (ii) multiplied by 1.05. Any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

If the shares are split or consolidated after the issuance of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	×	1
Ratio of Split or Consolidation

If new shares of common stock are issued or the common stock held by the Company is disposed of at a price below the market price of the common stock of the Company (excluding any cases of the exercise of stock acquisition rights and any request for the purchase of additional less-than-a-full-unit shares), the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	×	Number of Outstanding Shares issued	+	Number of Newly Issued Shares × Paid-in Amount per Share
Market Price per Share

Number of (Outstanding + Newly Issued) Shares

If the common stock of the Company held by the Company is disposed of, “Number of Newly Issued Shares” in the formula above shall read “Number of Shares of Common Stock of the Company to be Disposed of,” and “Paid-in Amount per Share” in the formula above shall read “Disposal Value per Share.”

In addition to the above, after the issuance of the stock acquisition rights, in the event of a merger of the Company with another company, a company split, a capital reduction of the Company, or any similar case in which an adjustment of the Exercise Price is required, the Company may appropriately adjust the Exercise Price to a reasonable extent.

(iii) Exercise Period for the Stock Acquisition Rights

The Board of Directors of the Company or an executive officer designated by a resolution of the Board of Directors shall determine the exercise period for the stock acquisition rights within the period from the issuance date of the stock acquisition rights to the seventh anniversary of such issuance date.

(iv) Matters Concerning Capital and Capital Reserves that will Increase if Shares are Issued by the Exercise of Stock Acquisition Rights

(a) The amount by which the capital will increase if shares are issued by the exercise of the Stock Acquisition Rights will be half of the amount of the limit on increase of capital, etc. calculated in accordance with Article 40(1) of the Corporate Calculation Rules, and any fraction of less than one (1) yen as a result of calculation shall be rounded up to the nearest yen.

(b) The amount by which capital reserves will increase if shares are issued by the exercise of the Stock Acquisition Rights shall be the amount of the limit on increase of capital, etc. as stated in (a) above less the amount of capital to be increased as prescribed in (a) above.

(v) Restriction on the Acquisition of Stock Acquisition Rights by Transfer

Approval by the Board of Directors shall be required for the acquisition of Stock Acquisition Rights by transfer.

(vi) Events for Acquisition of Stock Acquisition Rights

When the Ordinary General Meeting of Shareholders approves a merger agreement in which the Company is to be the extinguished company or a share exchange agreement or share transfer proposal in which the Company is to become a wholly owned subsidiary, the Company may acquire the stock acquisition rights for no value on a day separately determined by the Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors.

(vii) Any fractions of less than one (1) share out of the shares to be issued or transferred to a person owning the stock acquisition rights who has exercised stock acquisition rights shall be disregarded.

(viii) Other Conditions for the Exercise of the Stock Acquisition Rights

(a) Partial exercise of the respective stock acquisition rights shall not be possible.

(b) Other conditions for the exercise of the rights shall be determined by the Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors.

(2)	Contents of Issuance of Stock Acquisition Rights under Stock Option B Plan

(i) Number of Shares under the Stock Acquisition Right

The number of Shares under a Stock Acquisition Right shall be 100 shares of the common stock of the Company.

If the shares are split or consolidated after the issuance of the Stock Acquisition Rights, the number of shares under unexercised stock acquisition rights at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. Any fraction of less than one (1) share resulting from the adjustment shall be disregarded.

Adjusted Number of Shares	=	Number of Shares before Adjustment	×	Ratio of Split or Consolidation

In addition to the above, after the issuance of the stock acquisition rights, in the event of a merger of the Company with another company, a company split, a capital reduction of the Company, or any similar event requiring an adjustment of the number of shares, the Company may appropriately adjust the number of shares to a reasonable extent.

(ii) Value of assets financed upon the exercise of the Stock Acquisition Rights, or the method for calculating such

The Exercise Price shall be 1 yen, multiplied by the number of shares under the stock acquisition rights.

(iii)~(viii) Same as Stock Option A Plan.

<For reference>

(1)	Directors constituting the Nomination Committee, Audit Committee and Compensation Committee (to be appointed)

Nomination Committee	Chairman	Junichi Ujiie
Masaharu Shibata
Hideaki Kubori

Audit Committee	Chairman	Haruo Tsuji
Fumihide Nomura
Koji Tajika

Compensation Committee	Chairman	Junichi Ujiie
Masaharu Shibata
Hideaki Kubori

(2)	Executive Officers (to be appointed)

Title	Name	Principal Positions

President (Representative Executive Officer)	Nobuyuki Koga	Chief Executive Officer

Deputy President (Representative Executive Officer)	Hiroshi Toda	Chief Operating Officer International Operations

Deputy President (Representative Executive Officer)	Kazutoshi Inano	Co- Chief Operating Officer

Executive Managing Director	Masanori Itatani	Head of Internal Audit

Executive Managing Director	Akihiko Nakamura	Chief Information Officer

Senior Managing Director	Akihito Watanabe	Head of Group Human Resources Development

Senior Managing Director	Tetsu Ozaki	Head of Group Corporate Strategy

Senior Managing Director	Masafumi Nakada	Chief Financial Officer

Senior Managing Director	Noriaki Nagai	Head of Corporate Office

Senior Managing Director	Hideyuki Takahashi	Regional Management of Americas Region

Senior Managing Director	Yugo Ishida	Regional Management of Europe Region

(3)	Business Division CEOs

Takashi Yanagiya	CEO of Global Investment Banking

Kenichi Watanabe	CEO of Domestic Retail

Takumi Shibata	CEO of Asset Management

Yasuo Agemura	CEO of Global Markets

Akira Maruyama	CEO of Global Merchant Banking

Voting Platform for Institutional Investors

For management and trust banks or other nominee shareholders (including standing proxies), the Electronic Voting Platform for Institutional Investors is available as one of the online voting methods for general meetings of shareholders of the Company, in addition to the method of casting votes via the Internet. The Electronic Voting Platform is operated by Investor Communication Japan, Inc. (ICJ, Inc.), a joint venture instituted by Tokyo Stock Exchange, Inc, etc. Such availability is subject to the prior application for use to ICJ, Inc.

(End)

[English Translation]

NOMURA

Report for the 102nd fiscal year

From April 1, 2005 to March 31, 2006

Nomura Holdings, Inc.

To Our Shareholders

I am pleased to present you with our business report for the fiscal year ended March 31, 2006 (April 1, 2005 to March 31, 2006).

The fiscal year ended March 31, 2006, proved a remarkably successful one for us. Amidst the ongoing shift from savings to investment in Japan, we remained focused on offering superior products and services in response to the increasingly diverse needs of our customers. As a result, under accounting principles generally accepted in the United States (US GAAP), we recorded consolidated income before income taxes of 545.0 billion yen and consolidated net income of 304.3 billion yen, achieving our highest net income ever. Return on equity (ROE) was 15.5%, up significantly from the previous year’s 5.2%.

In light of these results, we will pay a year-end cash dividend of 36 yen per share. In combination with the interim dividend, the total dividend for the fiscal year ended March 31, 2006, was 48 yen per share, our highest level ever. Looking ahead, now that restrictions on the frequency of dividend payments have been lifted with Japan’s new Corporation Law, we intend to start paying dividends on a quarterly basis. This will enable more flexible distribution of dividends to our shareholders.

In recent years the economic climate has been changing rapidly, while Japan’s legal system has continued to evolve. As such, we need to continue forging ahead, never resting on our laurels. Last December we celebrated our eightieth anniversary. Now, in the years leading up to our ninetieth anniversary and beyond to our centenary, Nomura Group will actively expand into new areas of business in a drive towards higher levels of growth.

We look forward to your continued support.

May 2006

Nobuyuki Koga

Director and President & CEO

Nomura Holdings, Inc.

Attachments to Notice of Convocation of the Ordinary General Meeting of Shareholders

Business Report for the Year Ended March 31, 2006

(April 1, 2005 – March 31, 2006)

I.	Overview of Business Activities

1.	Group Management Policy and Structure of Business Operations

Nomura Group is committed to a management vision of firmly establishing itself as a globally competitive Japanese financial services group. We have also set a management target of achieving an average consolidated return on equity (ROE) of 10-15% over the medium to long term.

In pursuing this vision we will enlarge the scope of our business without being confined within the traditional bounds of the securities industry, while always paying due attention to feedback from our clients. Our goal is thus to transform ourselves into a financial group that provides superior services for all investment needs. By adopting a more aggressive management style, we intend to bolster our profitability and diversify our sources of revenue to establish a solid revenue base — one resilient against the changing market environment — and make our vision a reality.

Nomura Group is organized not around individual legal entities but around globally coordinated business divisions. Nomura Group has five business divisions: Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking, and Asset Management. Global Markets is subdivided into three business lines: Global Fixed Income, Global Equity, and Asset Finance.

By taking further steps to enhance the responsibilities and powers of each business division, we will enhance their level of specialization and expand their scope of business, while increasing collaboration. These moves will serve to maximize Nomura Group’s overall business potential.

2.	Progress and Results of the Group’s Business Activities

(1)	Summary

The Japanese economy remained at a standstill until the summer of 2005, but the mood of recovery gradually strengthened in the latter half of the year. The scope of the recovery also widened as capital investment and employment began expanding among companies that had regained profitability thanks to restructuring. The stock market broke out of its narrow trading range in August and started climbing dramatically, fueled by expectations that the Japanese economy had finally emerged from deflation. For some time into the New Year, stock prices fluctuated considerably, but then, at the end of March, the Tokyo Stock Price Index (TOPIX) reached its highest level in approximately six years. Japan’s corporate revival was duly acknowledged on the market as stock prices rose in a broad range of industries. With the renewed appetite for capital investment, the amount of funds raised by listed companies through the issue of stocks and bonds on domestic and overseas capital markets reached high levels, while the total value of M&As during 2005 reached 15 trillion yen, the highest level ever. As for supply and demand, foreign investors continued to dominate the buying, although in the latter half of the year individual investors and investment trusts also came into prominence. In the bond market, meanwhile, the yield on newly issued ten-year Japanese Government Bonds ranged between 1.2% and 1.6% before trending up strongly in the wake of the Bank of Japan’s decision to end its quantitative easing policy in March. By the end of the fiscal year it was approaching the 1.8% mark.

In this environment, we posted net revenue of 1.146 trillion yen for the year ended March 31, 2006, an increase of 43.4% over the previous year. Non-interest expenses were 700.1 billion yen, an increase of 17.8% from the previous year. Income before income taxes (from continuing and discontinued operations combined) totaled 545.0 billion yen, up 166.1% from the previous year; net income (from continuing and discontinued operations combined) totaled 304.3 billion yen, up 221.3%. These are the highest figures on record since the year ended March 31, 2000, when we began financial reporting under accounting principles generally accepted in the United States (“financial reporting under US GAAP”). As a result, return on equity (ROE) for the fiscal year ended March 31, 2006, was 15.5%.

	Millions of yen		%
	Year ended March 31, 2005	Year ended March 31, 2006	Increase/decrease
Net revenue	799,190	1,145,650	43.4
Non-interest expenses	594,355	700,050	17.8
Income from continuing operations before income taxes	204,835	445,600	117.5
Income from discontinued operations before income taxes	—	99,413	—
Income before income taxes	204,835	545,013	166.1
Net income from continuing operations	94,732	256,628	170.9
Net income from discontinued operations	—	47,700	—
Net income	94,732	304,328	221.3
Return on equity (ROE)	5.2%	15.5%

(2)	Segment Information

Nomura engages in private equity investments through Global Merchant Banking. Nomura’s US GAAP consolidated financial information includes the effect of consolidation/deconsolidation of certain private equity investee companies. Business segment totals exclude these effects as well as gain (loss) on investments in equity securities held for relationship purposes.

Net revenue of business segments for the fiscal year ended March 31, 2006, increased 49.5% year-on-year to 1.060 trillion yen and income before income taxes grew 141.0% year-on-year to 452.0 billion yen. Both net revenue and income before income taxes were record levels since Nomura began full-year financial reporting under US GAAP.

	Millions of yen		%
	Year ended March 31, 2005	Year ended March 31, 2006	Increase/decrease
Net revenue	708,982	1,059,799	49.5
Non-interest expenses	521,400	607,807	16.6
Income before income taxes	187,582	451,992	141.0

During the period under review, stock brokerage commissions and commissions for distribution of investment trusts increased in Domestic Retail; client order flow and trading revenue in Global Markets grew; Global Investment Banking enjoyed strong performance in equity underwriting and M&A; Global Merchant Banking sold stakes in investee companies such as Millennium Retailing; and Asset Management saw assets under management expand on the back of robust sales of funds offering frequent distributions and emerging market stock funds. As a result, net revenue and income before income taxes increased in all five business segments.

a.	Domestic Retail

In Domestic Retail, net revenue grew 46.7% year-on-year to 446.5 billion yen, while income before income taxes increased 143.0% year-on-year to 197.2 billion yen. During the year, we bolstered our ability to respond to our clients’ diversifying needs. We enhanced our consultation abilities by adding staff education and training programs as well as increasing the capacity of our call centers, and we developed and introduced new products with a client-focused approach. Amidst active equity markets these efforts yielded steady results, as stock brokerage commissions, commissions for distribution of investment trusts, and sales credit all rose significantly.

	Millions of yen		%
	Year ended March 31, 2005	Year ended March 31, 2006	Increase/decrease
Net revenue	304,367	446,535	46.7
Non-interest expenses	223,200	249,330	11.7
Income before income taxes	81,167	197,205	143.0

b.	Global Markets

In Global Markets, net revenue increased 52.7% year-on-year to 371.1 billion yen, while income before income taxes increased 162.1% year-on-year to 157.7 billion yen. Fixed Income revenue grew as a result of firm client order flow, strong derivative trading underpinned by a positive turnaround in the market environment, and contributions from the asset finance business. In Equity, active stock markets led to a recovery in order flow from domestic and foreign institutional investors, while block trades, MPOs (Multiple Private Offerings), and trading gains in equity derivatives helped push up overall net revenue.

	Millions of yen		%
	Year ended March 31, 2005	Year ended March 31, 2006	Increase/decrease
Net revenue	243,087	371,108	52.7
Non-interest expenses	182,901	213,387	16.7
Income before income taxes	60,186	157,721	162.1

c.	Global Investment Banking

In Global Investment Banking, net revenue grew by 32.1% year-on-year to 99.7 billion yen, while income before income taxes increased by 76.4% compared to the previous year to 51.5 billion yen. Equity underwriting fees increased as we served as lead manager for JR Central’s large privatization offering and as lead manager for large public offerings from Mitsui & Co. and All Nippon Airways. These and other deals symbolized our ability to respond to Japanese companies’ financing needs in conjunction with the economic recovery. M&A/Financial advisory fees increased to a record level since we adopted US GAAP reporting, as we acted as financial advisor for a number of large deals, including the establishment of a joint holding company by Ito-Yokado, Seven-Eleven Japan, and Denny’s Japan. In international deals, we acted as lead manager for deals for a number of Asia’s representative companies, including South Korea’s POSCO and Lotte Shopping, and India’s ICICI Bank.

	Millions of yen		%
	Year ended March 31, 2005	Year ended March 31, 2006	Increase/decrease
Net revenue	75,445	99,666	32.1
Non-interest expenses	46,231	48,127	4.1
Income before income taxes	29,214	51,539	76.4

d.	Global Merchant Banking

In Global Merchant Banking, net revenue grew by 830.0% year-on-year to 68.2 billion yen, while income before income taxes grew 58.5 billion yen compared to the previous year to 55.4 billion yen. This was the result of large contributions from Nomura Principal Finance’s sale of its stake in Millennium Retailing Inc. to Seven & I Holdings, and the partial sale of Wanbishi Archives and other investee companies.

We actively invested in start-ups in Japan, Europe, and the United States, primarily in the growth sectors of biotechnology, technology, and health care, and recovered some of our investments through IPOs.

	Millions of yen			%
	Year ended March 31, 2005		Year ended March 31, 2006	Increase/decrease
Net revenue		7,338	68,244	830.0
Non-interest expenses		10,370	12,809	23.5
Income before income taxes	Δ	3,032	55,435	—

e.	Asset Management

In Asset Management, net revenue rose by 34.4% year-on-year to 65.8 billion yen, while income before income taxes increased 106.5% year-on-year to 20.6 billion yen. In Japan, the investment trust market has undergone a full-fledged recovery, as evidenced by the fact that assets under management in stock investment trusts are approaching a record level. We expanded our product lineup to meet clients’ increasingly diverse asset management needs. Examples of these products include the My Story Profit Distribution-type Fund, the Nomura Multi-currency Japan Stock Fund and other funds offering frequent distributions, as well as the Nomura Fund Masters Global Emerging Markets Stock fund and other emerging market stock funds. As a result, both assets under management and earnings increased during the year.

	Millions of yen		%
	Year ended March 31, 2005	Year ended March 31, 2006	Increase/decrease
Net revenue	48,993	65,843	34.4
Non-interest expenses	39,005	45,220	15.9
Income before income taxes	9,988	20,623	106.5

(3)	Financial Position

As of March 31, 2006, total assets stood at 35.026 trillion yen, up 537.2 billion yen compared with March 31, 2005; this reflected an increase in collateralized agreements, although assets of discontinued operations decreased. Liabilities stood at 32.963 trillion yen, up 342.3 billion yen compared with March 31, 2005, reflecting an increase in trading liabilities, although liabilities of discontinued operations decreased. Total shareholders’ equity stood at 2.063 trillion yen, up 194.9 billion yen compared with March 31, 2005, mainly due to an increase in retained earnings offset by share repurchases.

3.	Current Challenges for Nomura Group

Current Business Environment

The business environment in which Nomura Group operates is poised for unprecedented change. With the Japanese economy well on the way to recovery, and as the global economy continues to expand, the flow of money into the stock market is expected to continue, fueled by growing asset management needs. And signs of change are everywhere: Japan’s social structure is being transformed as baby boomers retire en masse; the legal system is being overhauled; deregulation is advancing. Meanwhile, business opportunities for the financial services sector as a whole are proliferating rapidly as personal financial assets grow, the shift from savings to investment accelerates, and companies adopt more aggressive financial strategies. However, the business environment is unpredictable as competition is intensifying.

Amidst this climate of change, we believe it is vital to expand our business by building on our greatest asset, our customer base, while responding flexibly to changes without straying from our core commitment of seeing eye to eye with our clients.

Management Challenges and Strategies

The greatest management challenges facing Nomura Group are maintaining our growth trend and implementing our management vision. To that end, our operational structure underwent an overhaul in April. First, the number of the holding company’s executive officers was reduced to eleven, their sole concern being defined as the development of the Group as a whole. Meanwhile, the responsibilities and powers of the business divisions were enhanced through the appointment of business division CEOs. And to underline our determination to expand the scope of our business, the word “Securities” was removed from the name of the Group in Japanese: it is now simply the “Nomura Group” as in English. Having adopted this new organizational framework, the Nomura Group now stands ready to expand and grow its existing business divisions, create new businesses, and rebuild its business overseas.

Expansion and Growth of Existing Business Divisions

Having appointed business division CEOs and taken other steps to enhance the responsibilities and powers of our individual business divisions, we now intend to further develop the business of each, going beyond conventional wisdom and refusing to be content with the status quo. Here are the strategies being pursued to that end in each business division.

In Domestic Retail, we will expand Nomura Group’s client base by encouraging a shift of personal financial assets from savings, where they have concentrated, to the securities market. With that in mind we will pursue a “Core Value Formation” strategy, which involves promptly offering products and services focusing on the core values that each client considers most important. We will also continue our efforts to educate people about investing with the goal of attracting more players into the securities market.

In Global Markets, which comprises Global Fixed Income, Global Equity, and Asset Finance, we will expand revenues by furnishing customers with high-value-added solutions. Specifically, we will provide liquidity for financial products such as interest rates, foreign exchange, credit, and equity, as well as for real-estate-related products; and we will harness such financial techniques as securitization and derivatives.

In Global Investment Banking, we will work to expand our M&A advisory and corporate finance businesses by providing high-value-added solutions tailored to each client’s individual strategy. We will also harness our domestic and international networks to establish a strong presence in Asia and further expand our business globally.

In Global Merchant Banking, we will work to maximize returns on investment by tapping Nomura Group’s own capital for investing in companies and, while fostering coordination with other business divisions, by boosting the corporate value of companies in which we invest.

In Asset Management, we will put in place an organizational framework that, through centralization and strengthening of research capabilities, is capable of generating value added over the medium to long term. By diversifying the range of products we offer and expanding our investment trust sales channels, we will also work to increase the amount of assets under our management and expand our revenue base. In the field of defined contribution pension plans, we will make an effort to expand Nomura Group’s client base by offering an integrated package of services embracing everything from support with adopting plans to provision of individual products.

New Businesses

Whether Nomura Group can continue to grow in today’s fast-changing business environment hinges on its ability to keep reforming itself from within. If we are to capitalize on opportunities for growth in such a climate, we believe that besides expanding and growing our existing business divisions, it will also be vital to take action to broaden our business portfolio by thinking outside the box.

Already over the past few years we have taken tentative steps to create new businesses. We have moved into the real estate field and begun handling real estate loans; launched a financial firm harnessing the Internet; and entered the trust and banking agency businesses. We intend to build on this momentum. Meanwhile, we expect to see our existing businesses develop in new directions as we overhaul, expand, and grow them — by, for example, reforming our commission structure, accelerating the opening of new branches, and expanding sales channels through partnerships in the securities brokerage field. In these areas, too, we plan to take aggressive action.

International Business

Internationally, we do not intend to pursue an identical business strategy in all corners of the globe; instead, we will develop different strategies tailored to different regions. In Asia, we will conduct business in line with local business practices. In Europe, we will strengthen our revenue basis. In the United States, we will increase our focus on our core businesses.

To meet these challenges, we will pool the collective strengths of Nomura Group both at home and abroad. While working to expand and develop Japan’s financial and securities markets, we will also take steps to implement our management vision and maximize shareholder value by increasing profitability throughout Nomura Group.

4.	Financing

With respect to financing, we have continued to improve the efficiency of our cash management structure by making effective use of cash available within Nomura Group, including overseas, and by centralizing external funding activities at Nomura Holdings, Inc. and Nomura Europe Finance N.V. At the same time, we have focused on optimizing our corporate finance structure by raising funds in the most appropriate way to meet our needs of the liquidity of our assets and currencies.

5.	Capital Expenditures

Capital expenditures focus primarily on investment in systems related to the different businesses pursued by the Group, being designed to support both our domestic and global business lines in the conduct of operations. Specifically, steps are being taken to enhance and develop new system infrastructure in order to accommodate the ongoing diversification and expansion of our business while keeping pace with the rapid increase in transactions on the domestic stock market since the summer of the fiscal year under review; upgrade Nomura Home Trade functions and services; develop a wrap account service system; and perform system enhancements to our trading system in the wholesale field. Measures have also been undertaken to enhance computer center functions so that operations can be maintained in the event of a disaster.

During the year ended March 31, 2006, Nomura Securities opened a new branch in Kariya, Aichi Prefecture. In the coming year new branches are also to be opened in Ichikawa, Chiba Prefecture; Sagamihara, Kanagawa Prefecture; Sakurashinmachi, Setagaya Ward, Tokyo; Kojimachi,s Chiyoda Ward, Tokyo; and Koshigaya, Saitama Prefecture. This series of moves is in line with our strategy of creating a network of branches each with its own distinctive character reflecting local conditions — a strategy designed to enable us to offer our clients high-quality financial services while responding effectively to their increasingly diverse needs.

6.	Results of Operations and Assets

(1)	Consolidated Results of Operations and Assets

	(in billions of yen except per share data in yen)
	U.S.GAPP
	Year
Category	2003 (4/1/02 –3/31/03)	2004 (4/1/03 –3/31/04)	2005 (4/1/04 –3/31/05)	2006 (4/1/05 –3/31/06)	Remarks
Total revenue	807.7	1,045.9	1,126.2	1,792.8

Net revenue	566.3	803.1	799.2	1,145.7

Income from continuing operations before income taxes	47.4	282.7	204.8	445.6

Income from discontinued operations before income taxes	—	—	—	99.4	Note 3

Net income	119.9	172.3	94.7	304.3

Net income per share-basic	61.26	88.82	48.80	159.02

Net income per share-diluted	61.26	88.82	48.77	158.78

Total assets	21,169.4	29,753.0	34,488.9	35,026.0

Net assets (Shareholders’ Equity)	1,642.3	1,785.7	1,868.4	2,063.3

Note 1:	The accounting and financial reporting policies conform to accounting principles generally accepted in the United States .

Note 2:	“Income from continuing operations before income taxes” for the year ended March 31, 2003, represents “Income before income taxes and cumulative effect of accounting change”.

Note 3:	Millennium Retailing Inc. (“MR”) was one of the investments in private equity business and a consolidated subsidiary. MR is classified as discontinued operations in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and its results of operations are separately reported. Please refer to Note 8 of consolidated financial statements.

(2)	Non-Consolidated Results of Operations and Assets

	(in billions of yen except per share data in yen)
	Year
Category	2003 (4/1/02 –3/31/03)	2004 (4/1/03 –3/31/04)	2005 (4/1/04 –3/31/05)	2006 (4/1/05 –3/31/06)
Operating revenue	102.6	135.3	269.6	220.7

Property and equipment fee revenue	60.9	63.0	55.8	61.1

Rent revenue	30.7	29.9	29.5	31.7

Royalty on trademark	5.1	6.9	14.9	23.0

Dividend from subsidiaries	—	29.4	162.2	95.7

Ordinary income	10.7	39.4	179.4	131.3

Net income	(12.8)	33.3	148.1	17.9

Net income per share	(6.70)	17.19	76.26	9.34

Total assets	2,121.1	2,469.7	3,010.8	3,627.8

Net assets (Shareholders’ Equity)	1,342.0	1,367.0	1,485.5	1,446.6

II.	Overview of the Company (as of March 31, 2006)

1.	Major Business Activities

We primarily operate investment and financial services business focusing on the securities business as our core business. We provide wide-ranging services to customers for both financing and investment through operations in Japan and other major financial capital markets around the world. Such services include securities trading and brokerage, underwriting, distribution, arrangement of placement and distribution, arrangement of private placement, asset management and other broker-dealer business and financing.

2.	Organizational Structure

(1)	The Company and Domestic Significant Subsidiaries

The Company: Head office (Tokyo)

Nomura Securities Co., Ltd.: Head office and 133 branches

Area	Number of Offices

Tokyo	Head office and 29 branches

Kanto area excluding Tokyo	28 branches including Yokohama branch

Hokkaido area	4 branches including Sapporo branch

Tohoku area	8 branches including Sendai branch

Chubu area	20 branches including Nagoya branch

Kinki area	21 branches including Osaka branch

Chugoku area	8 branches including Hiroshima branch

Shikoku area	4 branches including Takamatsu branch

Kyushu and Okinawa area	11 branches including Fukuoka branch

Nomura Asset Management Co., Ltd. (Tokyo)

The Nomura Trust & Banking Co., Ltd. (Tokyo)

Nomura Principal Finance Co., Ltd. (Tokyo)

Nomura Babcock & Brown Co., Ltd. (Tokyo)

Nomura Capital Investment Co., Ltd. (Tokyo)

Nomura Pension Support & Service Co., Ltd. (Tokyo)

Nomura Facilities, Inc. (Tokyo)

Nomura Investor Relations Co., Ltd. (Tokyo)

Nomura Funds Research And Technologies Co., Ltd. (Tokyo)

Nomura Research & Advisory Co., Ltd. (Tokyo)

Nomura Business Services Co., Ltd. (Tokyo)

Nomura Institute of Capital Markets Research (Tokyo)

JOINVEST Securities Co., Ltd. (Tokyo)

(2)	Overseas Significant Subsidiaries

<Americas Region>

  Nomura Securities International, Inc. (New York, U.S.)

<Europe Region>

  Nomura International plc (London, U.K.)

<Asia & Oceania Region>

  Nomura International (Hong Kong) Limited

  Nomura Singapore Limited

3.	Common Stocks

(1) Total Number of Authorized Shares:	6,000,000,000

(2) Total Number of Issued Shares:	1,965,919,860

(3) Number of Shareholders:	226,488

(4) Major Shareholders (Top 10)

	Number of Shares Owned and Percentage of Voting Right		Number of Shares and Percentage of Investment in the Shareholder
Names of Shareholders	(in thousand shares)	(%)	(in thousand shares)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	107,478	5.66	—	—
The Master Trust Bank of Japan ,Ltd. (Trust Account)	86,808	4.57	—	—
Depositary Nominees Inc.	83,975	4.42	—	—
State Street Bank and Trust Company	82,467	4.34	—	—
State Street Bank and Trust Company 505103	54,795	2.88	—	—
The Chase Manhattan Bank N.A. London	44,345	2.33	—	—
Japan Trustee Services Bank, Ltd. (Trust Account 4)	26,282	1.38	—	—
Mitsubishi UFJ Trust and Banking Corporation (Trust Account)	19,309	1.02	—	—
Nippon Life Insurance Company	19,007	1.00	—	—
The Sumitomo Trust & Banking Co., Ltd. (Trust Account B)	18,684	0.98	—	—

Note:	The Company has 59,822 thousand shares of treasury stock as of March 31, 2006 which is not included in the Major Shareholders list above.

4.	Acquisition, disposal and holding of treasury stock

(1) Acquisition

Common stock	36,595,661 shares
Total acquisition amount	49,506,526 thousand yen

 Stocks acquired according to resolution of the Board, included above, are as follows;

Reason of acquisition:

Respond quickly to change in the business environment and enable execution of financial strategies which will contribute to increase shareholders’ value.

Common stock	11,501,500 shares

Total acquisition amount	15,507,994 thousand yen

(2) Disposal

Common stock	504,389 shares
Total disposal amount	678,244 thousand yen

(3) Balance at end of year

Common stock	59,822,266 shares

5.	Employees

Number of employees

Number of Employees
Total	14,668

__________

Note1:	Number of employees excluding temporary employees consists of the total number of employees of the Company and its consolidated subsidiaries which do not include private equity entities accounted for as consolidated subsidiaries in the consolidated financial statements.

Note2:	Number of employees excludes seconded employees outside the Company and its consolidated subsidiaries.

Note3:	Number of employees includes 1,948 Financial Advisers and Saving Advisers.

6.	Business Combinations

(1)	Status of Significant Subsidiaries

Name	Location	Capital (in millions)	Percentage of Voting Right	Type of Business
Nomura Securities Co., Ltd.	Tokyo, Japan	¥10,000	100%	Securities

Nomura Asset Management Co., Ltd.	Tokyo, Japan	¥17,180	100%	Investment Trust Management & Investment Advice

The Nomura Trust & Banking Co., Ltd.	Tokyo, Japan	¥30,000	100%	Banking & Trust

Nomura Principal Finance Co., Ltd.	Tokyo, Japan	¥8,935	100%	Investment Company

Nomura Babcock & Brown Co., Ltd.	Tokyo, Japan	¥1,000	100%	Leasing & Formulating products selling

Nomura Capital Investment Co., Ltd.	Tokyo, Japan	¥1,000	100%	Financial

Nomura Pension Support & Service Co., Ltd.	Tokyo, Japan	¥950	100%	Defined Contribution Pension Administration

Nomura Facilities, Inc.	Tokyo, Japan	¥480	100%	Business Space & Facility Management Service

Nomura Investor Relations Co., Ltd.	Tokyo, Japan	¥400	100%	Consulting

Nomura Funds Research And Technologies Co., Ltd.	Tokyo, Japan	¥400	51%	Investment Trust Assessment & Investment Advice

Nomura Research & Advisory Co., Ltd.	Tokyo, Japan	¥400	100%	Unlisted Privately Held Companies Research & Venture Capital Partnerships Administration

Nomura Business Services Co., Ltd.	Tokyo, Japan	¥300	100%	Office Work Service

Nomura Institute of Capital Markets Research	Tokyo, Japan	¥110	100%	Research Investigation

Name	Location	Capital (in millions)		Percentage of Voting Right		Type of Business
JOINVEST Securities Co., Ltd.	Tokyo, Japan		¥6,400	100%		Securities

Nomura Holding America Inc.	New York, U.S.	US$	2,918.62	100%		Holding Company

Nomura Securities International, Inc.	New York, U.S.	US$	920	100	%*	Securities

Nomura Asset Capital Corporation	New York, U.S.	US$	630.2	100	%*	Mortgage

The Capital Company of America, LLC	New York, U.S.	US$	935.19	100	%*	Mortgage

Nomura Securities (Bermuda) Ltd.	Pembroke, Bermuda	US$	137.67	100	%*	Securities

Nomura Corporate Research and Asset Management Inc.	New York, U.S.	US$	42	100	%*	Investment Trust Administration

Nomura Derivative Products Inc.	New York, U.S.	US$	400	100	%*	Financial

Nomura Europe Holdings plc	London, U.K.		¥194,921	100%		Holding Company

Nomura International plc	London, U.K.		£818.82	100	%*	Securities

Nomura Bank International plc	London, U.K.		£170	100	%*	Financial

Nomura Bank (Switzerland) Ltd.	Zurich, Switzerland		Sƒ120	100	%*	Securities/ Financial

Nomura Bank (Deutschland) GmbH	Frankfurt, Germany	Euro	10	100	%*	Securities/ Financial

Banque Nomura France	Paris, France	Euro	22.88	100	%*	Securities/ Financial

Nomura Global Funding plc	London, U.K.		¥22,119	100%		Financial

Nomura Europe Finance N.V.	Amsterdam, The Netherlands	Euro	51.3	100	%*	Financial

Nomura Principal Investment plc	London, U.K.		£845.45	100%		Investment Company

Nomura Asia Holding N.V.	Amsterdam, The Netherlands		¥84,105	100%		Holding Company

Nomura International (Hong Kong) Limited	Hong Kong		¥45,198	100	%*	Securities

Nomura Singapore Limited	Singapore, Singapore	S$	203	100	%*	Securities/ Financial

Nomura Investment Banking (Middle East) B.S.C. (Closed)	Manama, Bahrain	US$	25	100	%*	Securities/ Financial

Note 1:	“Capital” is stated in the functional currency of each subsidiary. Percentages with “*” in the “Percentage of Voting Right” column include voting rights from indirect holding shares.

Note 2:	The total number of subsidiaries as of March 31, 2006 was 526. Of these subsidiaries, 347 subsidiaries principally from Nomura Babcock & Brown Co., Ltd. (“NBB”) which operate in the leasing business primarily as anonymous associations were precluded from the scope of consolidation, because NBB did not primarily benefit from or was not primarily liable for the assets owned and profits and losses generated by these associations. The total number of consolidated subsidiaries was 179 as of March 31, 2006. The total number of affiliates being applied the equity method of accounting such as Nomura Research Institute, Ltd. was 14 as of March 31, 2006.

(2)	Progress and Achievement of Business Combinations

a. A wholly-owned subsidiary of the Company, Nomura Satellite Communications Co., Ltd. (“NS”), which undertook the production of images and information programs concerning portfolio investment, transferred all of its business to Nomura Securities Co., Ltd. on April 1, 2005. NS changed its name to JOINVEST Securities Co., Ltd (“JS”) in November, 2005 and it was registered as a securities company on March 15, 2006. JS provides comprehensive financial services through the internet.

b. The current achievement of business combinations is disclosed in “I. Overview of Business Activities”.

7.	Major Lenders

Lender	Type of Loan	Loan Amount	Number and Voting Right Percentage of Company’s Shares, which the Lender Owns
		(in millions of yen)	(in thousand shares)	(%)
The Bank of Tokyo- Mitsubishi UFJ, Ltd.	Long-term loan	125,000	—	—
Sumitomo Mitsui Banking Corporation	Long-term loan	70,000	—	—
Mizuho Corporate Bank, Ltd.	Long-term loan Short-term loan	50,000 30,000	—	—
Resona Bank, Ltd.	Long-term loan	50,000	—	—
Mitsubishi UFJ Trust and Banking Corporation	Long-term loan	15,000	—	—
The Norinchukin Bank	Long-term loan	20,000	1,651	0.09
The Dai-ichi Mutual Life Insurance Company	Long-term loan Short-term loan (Long-term loan due within one year)	20,000 40,000 (40,000)	6,618	0.35
Nippon Life Insurance Company	Short-term loan (Long-term loan due within one year)	30,000 (30,000)	19,007	1.00
Meiji Yasuda Life Insurance Company	Long-term loan	21,000	500	0.03
Nomura Europe Finance N.V.	Short-term loan	1,132,000	—	—
Nomura Asset Management Co., Ltd.	Short-term loan	45,000	—	—

8.	Directors and Executive Officers

(1)	Directors

Position	Name	Responsibilities

Chairman of the Board	Junichi Ujiie

Director	Nobuyuki Koga

Director	Hiroshi Toda

Director	Kazutoshi Inano

Director	Nobuyuki Shigemune	Audit Mission Director

Director	Yukio Suzuki	Audit Mission Director

Director	Masaharu Shibata	Chairman & CEO of NGK Insulators, Ltd.

Director	Hideaki Kubori	Chairman of Hibiya Park Law Offices

Director	Haruo Tsuji	Corporate Advisor of Sharp Corporation

Director	Fumihide Nomura	President of Nomura Shokusan Co., Ltd.

Director	Koji Tajika	Certified Public Accountant

Note 1:	Among the directors, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji, and Koji Tajika are outside directors, as prescribed by Article 188 Paragraph 2 item 7-2 of the Commercial Code of Japan.

Note 2:	The Committee System of the Company is as follows:

Nomination Committee

Chairman	Junichi Ujiie
Masaharu Shibata
Hideaki Kubori

Audit Committee

Chairman	Haruo Tsuji
Fumihide Nomura
Koji Tajika

Compensation Committee

Chairman	Junichi Ujiie
Masaharu Shibata
Hideaki Kubori

Retired director during the year ended March 31, 2006

Position at the time of retirement	Name	Date of retirement	Responsibilities
Director	Shozo Kumano	June 28, 2005	Audit Mission Director

(2)	Executive Officers

Position	Name	Responsibilities

Senior Managing Director	Junichi Ujiie

President and Chief Executive Officer (Representative Executive Officer)	Nobuyuki Koga	Chief Executive Officer

Deputy President and Chief Operating Officer (Representative Executive Officer)	Hiroshi Toda	Chief Operating Officer

Deputy President and Co-Chief Operating Officer (Representative Executive Officer)	Kazutoshi Inano	Co-Chief Operating Officer

Senior Managing Director	Takashi Yanagiya	Head of Global Investment Banking

Senior Managing Director	Kenichi Watanabe	Head of Domestic Retail

Senior Managing Director	Takumi Shibata	Head of Asset Management

Senior Managing Director	Manabu Matsumoto	(Executive Vice president of Nomura Securities Co., Ltd.)

Senior Managing Director	Hiromi Yamaji	Global Investment Banking

Senior Managing Director	Shogo Sakaguchi	(Executive Managing Director of Nomura Securities Co., Ltd.)

Senior Managing Director	Masanori Itatani	Head of Internal Audit

Senior Managing Director	Yoshimitsu Oura	(Executive Managing Director of Nomura Securities Co., Ltd.)

Senior Managing Director	Yusuke Yamada	(Executive Managing Director of Nomura Securities Co., Ltd.)

Senior Managing Director	Hitoshi Tada	(Executive Managing Director of Nomura Securities Co., Ltd.)

Senior Managing Director	Yasuo Agemura	Head of Global Markets

Senior Managing Director	Akihiko Nakamura	Head of Global IT & Operations

Senior Managing Director	Hideyuki Takahashi	Regional Management of Americas Region

Senior Managing Director	Hiroshi Tanaka	Head of Secretariat

Senior Managing Director	Noriyasu Yoshizawa	Regional Management of China

Senior Managing Director	Yasuo Yoshihara	Head of Ethics & Discipline Dept.

Senior Managing Director	Akira Maruyama	Head of Global Merchant Banking

Senior Managing Director	Akihito Watanabe	Head of Global Research

Senior Managing Director	Tetsu Ozaki	Head of Global Corporate Communications and Corporate Planning

Senior Managing Director	Shigesuke Kashiwagi	Head of Global Fixed Income

Senior Managing Director	Yugo Ishida	Regional Management of Europe Region

Senior Managing Director	Atsuo Sakurai	Head of Asset Finance

Senior Managing Director	Masafumi Nakada	Chief Financial Officer Head of Global Risk Management and IR

Senior Managing Director	Hiromasa Yamazaki	Head of Global Equity

Senior Managing Director	Kamezo Nakai	(Executive Vice President of Nomura Asset Management Co., Ltd.)

Senior Managing Director	Takahide Mizuno	(Executive Vice President of Nomura Asset Management Co., Ltd.)

Senior Managing Director	Atsushi Yoshikawa	(Executive Vice President of Nomura Asset Management Co., Ltd.)

Senior Managing Director	Yasuaki Fukui	(President of Nomura Fund Research And Technologies Co., Ltd)

Note 1:	Junichi Ujiie, Nobuyuki Koga, Hiroshi Toda, and Kazutoshi Inano are serving concurrently as directors.

Note 2:	Junichi Ujiie, Takashi Yanagiya, Kenichi Watanabe, Takumi Shibata, Manabu Matsumoto, Hiromi Yamaji, Shogo Sakaguchi, Yoshimitsu Oura, Yusuke Yamada, Hitoshi Tada, Yasuo Agemura, Hiroshi Tanaka, Noriyasu Yoshizawa, Yasuo Yoshihara, Akira Maruyama, Shigesuke Kashiwagi, Atsuo Sakurai, Hiromasa Yamazaki, Kamezo Nakai, Takahide Mizuno, Atsushi Yoshikawa and Yasuaki Fukui, who were executive officers, resigned on March 31, 2006.

Note 3:	Changes in executive officers on and after April 1, 2006, are as follows.

Promoted (effective April 1, 2006)	Masanori Itatani, Executive Managing Director (currently Senior Managing Director)
Akihiko Nakamura, Executive Managing Director (currently Senior Managing Director)
Newly Appointed (effective April 1, 2006)	Noriaki Nagai, Senior Managing Director

Note 4:	The board of executive officers as of April 1, 2006, is as follows.

President &CEO	Nobuyuki Koga	Chief Executive Officer

Deputy President &COO	Hiroshi Toda	Chief Executive Officer, International Operations

Deputy President &Co-COO	Kazutoshi Inano	Co-Chief Operating Officer

Executive Managing Director	Masanori Itatani	Head of Internal Audit

Executive Managing Director	Akihiko Nakamura	Chief Information Officer

Senior Managing Director	Akihito Watanabe	Head of Group Human Resources Development

Senior Managing Director	Tetsu Ozaki	Head of Group Corporate Strategy

Senior Managing Director	Masafumi Nakada	Chief Financial Officer

Senior Managing Director	Noriaki Nagai	Head of Corporate Office

Senior Managing Director	Hideyuki Takahashi	Regional Management of Americas Region

Senior Managing Director	Yugo Ishida	Regional Management of Europe Region

9.	Stock Acquisition Rights

Stock acquisition rights currently issued (as of March 31, 2006)

Stock acquisition rights pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan

Stock Acquisition Rights No. 1

Number of stock acquisition rights	1,885

Type of share and number of shares	Common stock / 1,885,000 shares

Issue price of stock acquisition rights	0 yen

Issue price of stock	1,804 yen

Stock Acquisition Rights No. 2

Number of stock acquisition rights	1,950

Type of share and number of shares	Common stock / 1,950,000 shares

Issue price of stock acquisition rights	0 yen

Issue price of stock	1, 629 yen

Stock Acquisition Rights No. 3

Number of stock acquisition rights	1,351

Type of share and number of shares	Common stock / 1,351,000 shares

Issue price of stock acquisition rights	0 yen

Issue price of stock	1 yen

Stock Acquisition Rights No. 4

Number of stock acquisition rights	1, 595

Type of share and number of shares	Common stock / 1,595,000 shares

Issue price of stock acquisition rights	0 yen

Issue price of stock	1,615 yen

Stock Acquisition Rights No. 5

Number of stock acquisition rights	1, 379

Type of share and number of shares	Common stock / 1,379,000 shares

Issue price of stock acquisition rights	0 yen

Issue price of stock	1 yen

Stock Acquisition Rights No. 6

Number of stock acquisition rights	806

Type of share and number of shares	Common stock / 806,000 shares

Issue price of stock acquisition rights	0 yen

Issue price of stock	1 yen

Stock Acquisition Rights No. 7

Number of stock acquisition rights	2,760

Type of share and number of shares	Common stock / 276,000 shares

Issue price of stock acquisition rights	0 yen

Issue price of stock	1 yen

Stock Acquisition Rights No. 8

Number of stock acquisition rights	17,370

Type of share and number of shares	Common stock / 1,737,000 shares

Issue price of stock acquisition rights	0 yen

Issue price of stock	1,415 yen

In addition, the Company issued Stock Acquisition Rights No. 9 on April 24, 2006, in accordance with the resolution of its Executive Management Board held on April 21, 2006.

(1) Number of stock acquisition rights	30,081

(2) Type of share and number of shares	Common stock / 3,008,100 shares

(3) Issue price of stock acquisition rights	0 yen

(4) Issue price of stock	1 yen

(5) Exercise period of stock acquisition rights	From April 25, 2008 to April 24, 2013

In accordance with the issuance of Stock Acquisition Rights No. 9, the Company adjusted the issue prices of stocks under the relevant outstanding stock acquisition rights on April 25, 2006.

Stock Acquisition Rights No. 1

Issue price of stock	1,802 yen

Stock Acquisition Rights No. 2

Issue price of stock	1,626 yen

Stock Acquisition Rights No. 4

Issue price of stock	1,613 yen

Stock Acquisition Rights No. 8

Issue price of stock	1,413 yen

Details of stock acquisition rights issued with especially favorable terms to persons other than shareholders during the year ended March 31, 2006

Stock Acquisition Rights No. 5

(1) Number of the stock acquisition rights issued

1, 486 (1,000 shares per stock acquisition right)

(2) Type and number of shares under stock acquisition rights

Common stock / 1,486,000 shares

(3) Issue price of stock acquisition right

0 yen

(4) Amount to be paid per share upon exercising the stock acquisition right

1 yen

(5) Exercise period of stock acquisition rights

From April 26, 2007, to April 25, 2012

(6) Conditions to exercise stock acquisition rights

1. Not to be partial exercise of one stock acquisition right

2. For a person to whom stock acquisition rights have been given (the “Optionee”), to satisfy all of the following conditions

i)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such position as a director, executive officer or employee of the Company or the Company’s Subsidiary in cases the Optionee loses such position by either of the following situations:

a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

ii)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following:

a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)	Any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied both the conditions of 2. i) and ii) above immediately prior to the occurrence of succession.

(7) Cancellation events and conditions of stock acquisition rights

In the event that the Company has acquired stock acquisition rights, the Company may, at any time, cancel the stock acquisition rights without any compensation.

(8) Details of favorable terms

Stock acquisition rights have been allotted in gratis to the directors, executive officers, and employees of the Company’s subsidiaries. The fair value of the stock acquisition right is 1.37 million yen per right.

(9) Name of persons who received allotments and the number of stock acquisition rights

1)	Certain Employees and Others (Top 10)

Company	Name	Number
Nomura Securities International, Inc. (NSI)	Najib Canaan	94

Nomura Corporate Research and Asset Management Inc.	Robert Levine	75

Nomura International plc (NIP)	James Barratt	59

NSI	David M Findlay	56

NSI	Joseph R Schmuckler	47

NIP	Barry Nix	42

NIP	Gary Wilder	40

NIP	Derek Vago	39

NIP	David Benson	37

NIP	Percy Marchant	36

Total 10		525

2)	Stock acquisition rights Issued to Certain Employees and Others

	Number of persons	Number of rights
Directors (except Audit Committee members) and Executive Officers of the Company’s Subsidiaries	9	333
Employees of the Company’s Subsidiaries	99	1,153

Note:	The name of the companies are those as at the date of allotment.

Stock Acquisition Rights No. 6

(1) Number of the stock acquisition rights issued

806 (1,000 shares per stock acquisition right)

(2) Type and number of shares under stock acquisition rights

Common stock / 806,000 shares

(3) Issue price of stock acquisition right

0 yen

(4) Amount to be paid per share upon exercising the stock acquisition right

1 yen

(5) Exercise period of stock acquisition rights

From June 4, 2007, to June 3 2012

(6) Conditions to exercise stock acquisition rights

1. Not to be partial exercise of one stock acquisition right

2. For a person to whom stock acquisition rights have been given (the “Optionee”), to satisfy all of the following conditions

i)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such position as a director, executive officer or employee of the Company or the Company’s Subsidiary in cases the Optionee loses such position by either of the following situations:

a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

ii)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following:

a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)	Any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied both the conditions of 2. i) and ii) above immediately prior to the occurrence of succession.

(7) Cancellation events and conditions of stock acquisition rights

In the event that the Company has acquired stock acquisition rights, the Company may, at any time, cancel the stock acquisition rights without any compensation.

(8) Details of favorable terms

Stock acquisition rights have been allotted in gratis to the directors, executive officers, and employees of the Company and its subsidiaries. The fair value of the stock acquisition right is 1.36 million yen per right.

(9) Name of persons who received allotments and the number of stock acquisition rights

1)	Directors of the Company

Name		Number

Nobuyuki Shigemune		6

Masaharu Shibata		3

Hideaki Kubori		3

Haruo Tsuji		3

Fumihide Nomura		3

Koji Tajika		3

Total 6		21

2) Executive Officers of the Company

Name		Number
Nobuyuki Koga		35

Junichi Ujiie		29

Hiroshi Toda		23

Kazutoshi Inano		23

Takashi Yanagiya		18

Kenichi Watanabe		18

Takumi Shibata		18

Manabu Matsumoto		16

Hiromi Yamaji		12

Shogo Sakaguchi		12

Masanori Itatani		12

Yoshimitsu Oura		12

Yusuke Yamada		12

Hitoshi Tada		12

Yasuo Agemura		12

Akihiko Nakamura		10

Hideyuki Takahashi		10

Hiroshi Tanaka		10

Noriyasu Yoshizawa		10

Yasuo Yoshihara		10

Akira Maruyama		10

Akihito Watanabe		10

Tetsu Ozaki		10

Shigesuke Kashiwagi		10

Yugo Ishida		10

Atsuo Sakurai		10

Masafumi Nakada		10

Hiromasa Yamazaki		10

Kamezo Nakai		6

Takahide Mizuno		6

Atsushi Yoshikawa		6

Yasuaki Fukui		6

Total 32		418

3) Certain Employees and Others (Top 16)

Company	Name	Number
Nomura Securities Co, Ltd. (NSC)	Kazuo Okizaki	10

NSC	Isao Shirai	10

NSC	Sigeyuki Kurokawa	10

NSC	Masaki Nishimatsu	10

NSC	Toshio Hirota	10

NSC	Koji Nagai	10

NSC	Toshihiro Iwasaki	10

NSC	Masahiko Kitayama	10

NSC	Minoru Kobayashi	10

NSC	Minoru Aoki	10

NSC	Shinichiro Watanabe	10

NSC	Shouichi Nagamatsu	10

NSC	Yasuyuki Kato	10

NSC	Tomonori Soeda	10

NSC	Hiroyuki Suzuki	10

NSC	Etsuo Misonou	10

Total 16		160

4)	Certain Employees and Others, who received equal or more stock acquisition rights compared to the minimum amount (6 allotments: 6,000 shares) allotted to Directors and Executive Officers of the Company, except those listed on 3)

Company	Name	Number
Nomura Asset Management Co., Ltd.	Toshio Ando	9

NSC	Kenichi Sinbashi	6

NSC	Yuki Takahashi	6

Nomura Babcock & Brown Co., Ltd.	Yoshifumi Kawabata	6

The Nomura Trust & Banking Co., Ltd.	Makoto Sonobe	6

Nomura Business Service Co., Ltd.	Kenichi Yunoki	6

Nomura Facilities, Inc.	Satoru Ito	6

Nomura Holdings, Inc.	Yukio Suzuki	6

	Total 8	51

5)	Stock acquisition rights Issued to Certain Employees and Others

	Number of persons	Number of rights
Employee of the Company	1	6

Directors (except Audit Committee members) and Executive Officers of the Company’s Subsidiaries	41	273

Audit Committee Members of the Company’s Subsidiaries	5	11

Employees of the Company’s Subsidiaries	53	77

Note:	The name of the companies are those as at the date of allotment.

Stock Acquisition Rights No. 7

(1) Number of the stock acquisition rights issued

2,760 (100 shares per stock acquisition right)

(2) Type and number of shares under stock acquisition rights

Common stock / 276,000 shares

(3) Issue price of stock acquisition right

0 yen

(4) Amount to be paid per share upon exercising the stock acquisition right

1 yen

(5) Exercise period of stock acquisition rights

From July 26, 2007 to July 25, 2012

(6) Conditions to exercise stock acquisition rights

1. Not to be partial exercise of one stock acquisition right

2. For a person to whom stock acquisition rights have been given (the “Optionee”), to satisfy all of the following conditions

i)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such position as a director, executive officer or employee of the Company or the Company’s Subsidiary in cases the Optionee loses such position by either of the following situations:

a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

ii)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following:

a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)	Any other reason similar to a).

iii)	Regarding the successors of the Optionee, the Optionee must have satisfied both the conditions of 2. i) and ii) above immediately prior to the occurrence of succession.

(7) Cancellation events and conditions of stock acquisition rights

In the event that the Company has acquired stock acquisition rights, the Company may, at any time, cancel the stock acquisition rights without any compensation.

(8) Details of favorable terms

Stock acquisition rights have been allotted in gratis to the Company’s subsidiaries. The fair value of the stock acquisition right is 0.13 million yen per right.

(9) Name of persons who received allotments and the number of stock acquisition rights

1)	Certain Employees and Others (Top 9)

Company	Name	Number
Nomura International plc (NIP)	Joachim Willnow	688

NIP	David Clatworthy	430

NIP	Michael Fullalove	413

NIP	Jean-Marc Mocquard	413

Nomura International (Hong Kong) Limited(NIHK)	John Mcgowan ROBSON	273

NIHK	TSANG Man Chung Timothy	223

NIHK	NG Tze Chiew Diana	208

NIP	Marc Baylis	59

NIP	Dominik Von Eynern	53

	Total 9	2,760

2)	Stock acquisition rights Issued to Certain Employees and Others

	Number of persons	Number of rights
Employees of the Company’s Subsidiaries	9	2,760

Note:	The name of the companies are those as at the date of allotment.

Stock Acquisition Rights No. 8

(1) Number of the stock acquisition rights issued

17,630 (100 shares per stock acquisition right)

(2) Type and number of shares under stock acquisition rights

Common stock / 1,763,000 shares

(3) Issue price of stock acquisition right

0 yen

(4) Amount to be paid per share upon exercising the stock acquisition right

1,415 yen

(5) Exercise period of stock acquisition rights

From July 1, 2007 to June 30, 2012

(6) Conditions to exercise stock acquisition rights

     1. Not to be partial exercise of one stock acquisition right

     2. For a person to whom stock acquisition rights have been given (the “Optionee”), to satisfy all of the following conditions

i)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such position as a director, executive officer or employee of the Company or the Company’s Subsidiary in cases the Optionee loses such position by either of the following situations:

a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising from duty, discharge for a compelling business reason, or other similar reasons.

ii)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following:

a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)	Any other reason similar to a).

  3. Regarding the successors of the Optionee, the Optionee must have satisfied both the conditions of 2. i) and ii) above immediately prior to the occurrence of succession.

(7) Cancellation events and conditions of stock acquisition rights

In the event that the Company has acquired stock acquisition rights, the Company may, at any time, cancel the stock acquisition rights without any compensation.

(8) Details of favorable terms

Stock acquisition rights have been allotted in gratis to the directors, executive officers, and employees of the Company and its subsidiaries. The fair value of the stock acquisition right is 0.04 million yen per right.

(9) Name of persons who received allotments and the number of stock acquisition rights

1)	Directors of the Company

Name	Number
Nobuyuki Shigemune	40

Yukio Suzuki	40

Masaharu Shibata	40

Hideaki Kubori	40

Haruo Tsuji	40

Fumihide Nomura	40

Koji Tajika	40

Total 7	280

2)	Executive Officers of the Company

Name	Number
Nobuyuki Koga	250

Junichi Ujiie	210

Hiroshi Toda	170

Kazutoshi Inano	170

Takashi Yanagiya	130

Kenichi Watanabe	130

Takumi Shibata	130

Manabu Matsumoto	130

Hiromi Yamaji	90

Shogo Sakaguchi	90

Masanori Itatani	90

Yoshimitsu Oura	90

Yusuke Yamada	90

Hitoshi Tada	90

Yasuo Agemura	90

Akihiko Nakamura	60

Hideyuki Takahashi	60

Hiroshi Tanaka	60

Noriyasu Yoshizawa	60

Yasuo Yoshihara	60

Akira Maruyama	60

Akihito Watanabe	60

Tetsu Ozaki	60

Shigesuke Kashiwagi	60

Yugo Ishida	60

Atsuo Sakurai	60

Masafumi Nakada	60

Hiromasa Yamazaki	60

Kamezo Nakai	60

Takahide Mizuno	60

Atsushi Yoshikawa	60

Yasuaki Fukui	60

Total 32	2,970

3)	Certain Employees and Others (Top 21)

Company	Name	Number
Nomura Asset Management Co., Ltd.	Toshio Ando	90

Nomura Securities Co., Ltd. (NSC)	Kazuo Okizaki	60

NSC	Isao Shirai	60

NSC	Shigeyuki Kurokawa	60

NSC	Masaki Nishimatsu	60

NSC	Toshio Hirota	60

NSC	Koji Nagai	60

NSC	Toshihiro Iwasaki	60

NSC	Masahiko Kitayama	60

NSC	Minoru Kobayashi	60

NSC	Minoru Aoki	60

NSC	Shinichiro Watanabe	60

NSC	Shouichi Nagamatsu	60

NSC	Yasuyuki Kato	60

NSC	Tomonori Soeda	60

NSC	Hiroyuki Suzuki	60

NSC	Etsuo Misonou	60

Nomura Babcock & Brown Co., Ltd.	Yoshifumi Kawabata	60

The Nomura Trust & Banking Co., Ltd.	Makoto Sonobe	60

Nomura Business Service Co., Ltd.	Kenichi Yunoki	60

Nomura Facilities, Inc.	Satoru Ito	60

Total 21		1,290

4)	Certain Employees and Others, who received equal or more stock acquisition rights compared to the minimum amount (40 allotments: 4,000 shares) allotted to Directors and Executive Officers of the Company, except those listed on 3)

Company	Name	Number
Nomura Babcock & Brown Co., Ltd.	Masatake Aida	50

Nomura Asset Management Co., Ltd. (NAM)	Shigeru Fujinuma	50

Nomura Securities Co., Ltd. (NSC)	Eiichi Machida	50

NSC	Kenichi Shinbashi	40

NSC	Yuki Takahashi	40

The Nomura Trust & Banking Co., Ltd. (NTB)	Nobuto Nakahari	40

Nomura Investor Relations Co., Ltd.(NIR)	Noriyuki Ushiyama	40

Nomura Funds Research And Technologies., Co. Ltd.	Yuji Miyaji	40

NSC	Yoshiro Shimizu	40

NSC	Hisatoshi Matsuyama	40

NAM	Keiichi Tezuka	40

NAM	Masami Kitaoka	40

NAM	Norio Kinoshita	40

NAM	Kazuhiko Hama	40

NAM	Nobumitsu Matsuki	40

NAM	Nobuo Katayama	40

NAM	Yuki Kimura	40

NAM	Ken Tsubouchi	40

NAM	Mitsunori Minamio	40

NAM	Katsutoshi Kato	40

NAM	Hirokatsu Ogawa	40

NAM	Kenji Dobashi	40

NAM	Koji Hayashi	40

NTB	Yusaku Sakaguchi	40

NTB	Tomozo Uemura	40

NTB	Kazuhiro Yamashita	40

NIR	Miyoshi Fukamachi	40

Total 27		1,110

5)	Stock acquisition rights Issued to Certain Employees and Others

	Number of persons	Number of rights
Employee of the Company	1	30

Directors (except Audit Committee members) and Executive Officers of the Company’s Subsidiaries	65	2,720

Audit Committee Members of the Company’s Subsidiaries	9	260

Employees of the Company’s Subsidiaries	372	11,370

Note:	The name of the companies are those as at the date of allotment.

10.	Matters to be Necessary for the Performance of Functions of the Audit Committee

The resolution of the Board of Directors regarding the performance of functions of the Audit Committee is as follows:

A.	Matters regarding the Business Execution Structure

(1)	Executive officers shall execute their business in accordance with the management organization and allocation of business duties determined by the Board of Directors.

(2)	Decision-making for matters that are delegated to executive officers by the Board of Directors shall be determined by the following organizations or procedures:

(a)	The Board of Representative Executive Officers: Allocation of capital resources in Nomura Group and material matters regarding management of Nomura Group;

(b)	The Internal Controls Committee: Matters regarding internal control and procedures and promotion of proper corporate behavior within Nomura Group;

(c)	The Commitment Committee: Material matters regarding less liquid positions of Nomura Group and matters regarding important positions from a risk management perspective of Nomura Group; or

(d)	Collective decision-making system: Matters other than (a), (b), and (c)

(3)	Executive officers shall focus on Business Lines, Business Support Lines and other divisions to establish the appropriate organizations of Nomura Group and effectively manage such organizations.

B.	Matters regarding the Audit System

(1)	The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of the business execution by executive officers by use of the independent auditor, other accounting firms and internal staff.

(2)	In order to support audit by the Audit Committee and supervise effectively the business execution by the Board of Directors, directors appointed by the Board of Directors (hereinafter referred to as “Audit Mission Directors”) shall perform the following duties in accordance with the instructions by the Audit Committee or a member of the Audit Committee designated by the Audit Committee:

(a)	attendance at meetings of the Board of Executive Officers, the Board of the Representative Executive Officers, the Group Management Council, the Internal Controls Committee, the Commitment Committee and any other important committees;

(b)	hearing reports on business execution from executive officers and employees;

(c)	inspection and investigation of minutes of the meetings prescribed in item (a) above, documents circulated for obtaining approval and other documents relating to the business execution;

(d)	inspection of the Company or its subsidiaries (including its consolidated subsidiaries); and

(e)	report to the Audit Committee on matters prescribed in items from (a) to (d) above; provided, however, that the Audit Mission Directors shall not be precluded from reporting to the Board of Directors.

(3)	The Company shall staff five or more employees, including a Managing Director at the Office of Audit Committee who will be dedicated to supporting the audit.

(4)	The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of the Audit Committee. The Company shall obtain consent regarding the recruit, transfer or punishment of the employees of the Office of Audit Committee from the Audit Committee or a member of the Audit Committee designated by the Audit Committee.

(5)	The Audit Committee may engage attorneys, certified public accountants, consultants or other outside advisers as deemed to be necessary.

C.	Reporting System on Business Execution

(1)	Executive officers shall report on the status of business execution in accordance with the following items; provided, however, that they shall immediately report material matters to the Board of Directors or any other appropriate committees.

(a)	Executive officers shall report, not less frequently than quarterly, the following items to the Board of Directors. In this case, the executive officers may delegate such reports to other executive officers:

i)	the status of discussion at meetings of the Board of Executive Officers, the Board of Representative Executive Officers, the Internal Controls Committee and the Commitment Committee;

ii)	the financial condition of Nomura Group;

iii)	the status of business execution at Business Segments and Business Lines; and

iv)	any other important matters regarding the business execution.

(b)	In the event that directors and executive officers find any fact in the following items, they shall report immediately to any member of the Audit Committee or any Audit Mission Director. The Audit Mission Director shall report to any member of the Audit Committee immediately upon receiving such reports:

i)	any legal or financial problems that may have a material impact on the business or financial conditions of Nomura Group; and

ii)	any order from any regulatory authority or other facts that may cause Nomura Group to incur a great loss.

(2)	In the event that executive officers or employees are requested to report on the business execution by a member of the Audit Committee designated by the Audit Committee or any Audit Mission Director, they shall immediately report on such matters.

D.	Retention and Maintenance of Information regarding the Business Execution

Executive officers shall retain the following documents (including their electronic records. The same applies hereinafter.) and the relevant materials for not shorter than ten years and maintain the access to such documents if necessary:

(1)	minutes of the General Shareholders’ Meetings;

(2)	minutes of the Board of Directors meetings;

(3)	minutes of the Nomination, Audit and Compensation Committees meetings;

(4)	minutes of the Board of Executive Officers meetings;

(5)	minutes of the Board of Representative Executive Officers meetings;

(6)	minutes of the Group Management Council meetings;

(7)	minutes of the Internal Controls Committees meetings;

(8)	minutes of the Commitment Committee meetings;

(9)	minutes of meetings of any other committees established under a special mission directed by the President & CEO;

(10)	documents regarding requests for managerial decisions;

(11)	contracts;

(12)	accounting records, balance sheets, income statements, business reports and their supplementary schedules; and

(13)	copies of the documents submitted to the tax office and other regulatory authorities and stock exchanges.

E.	Risk Management Policy

(1)	Executive officers shall acknowledge the importance of classification, evaluation, monitoring and management of the following risks relating to the execution of Nomura Group’s business and establish the structure for control and management of such risks at each company of Nomura Group.

(a)	Market Risk

Market risk refers to the potential loss of the Company’s assets resulting from changes in market prices, interest rates, currency exchange rates or other market factors.

(b)	Credit Risk

Credit risk refers to the potential loss in the value of a transaction because of a counterparty or issuer failing to perform its contractual commitment when the Company has a claim to the counterparty or holds the securities issued by the issuer.

(c)	Event Risk

Event risk refers to the potential loss in value that the Company may suffer through unpredictable events that cause unexpected market price moves. Event risks can be caused by changes in political or economic factors.

(d)	Liquidity Risk

Liquidity risk refers to the following:

i)	the potential loss that the Company may suffer through reduced access to funding resources or circumstances that would oblige the Company to finance at unusually high interest rates upon decreases of the performance of the Company and others; and

ii)	the potential loss that the Company may suffer through failure to trade in a market or circumstances that would oblige the Company to trade at unusually disadvantageous prices upon market disruption and others.

(e)	Operational Risk

Operational risk refers to the potential costs associated with failure to process the business properly or other errors or improper actions by officers and employees or malfunction of the system management.

(f)	Legal Risk

Legal risk refers to the risk of non-compliance with applicable legal and regulatory requirements, and potential loss from the inability to recover payments due from a counterparty owing to the non-enforceability of a contract.

(2)	Executive officers shall report to the Board of Representative Executive Officers the status of risk management system’s at each company within Nomura Group. The Board of Representative Executive Officers shall analyze the risk management status of the entire Nomura Group based on the report and take appropriate measures to establish the most suitable risk management system for the business.

F.	Compliance System

(1)	Executive officers shall strive to maintain compliance systems at each company within Nomura Group. Executive officers shall report to any member of the Audit Committee or any Audit Mission Director, and to the Board of Representative Executive Officers in the event that the executive officers find any material illegal activities or other important matters regarding compliance at a company within Nomura Group. The Board of Representative Executive Officers shall discuss such matters and, if necessary, based on the results of the discussion, recommend the company take appropriate measures.

(2)	Executive officers shall establish a “Compliance Hotline” as a tool that employees can use to report questionable conduct from the view point of compliance directly to the personnel appointed by the Board of Directors (the “Information Recipients”).

(3)	The Board of Directors shall appoint (i) at least one non-executive director of the Company or outside lawyer; and (ii) one executive officer of the Company as Information Recipients.

(4)	The executive officer, as an Information Recipient, shall designate personnel in each of America, Europe and Asia & Oceania Region who will receive internal reporting from the relevant employees (the “Regional Information Recipients”). The executive officer as an Information Recipient shall receive reports from the Regional Information Recipients on material internal reporting and the responses.

(5)	The Company shall permit anonymous submission from employees regarding accounting or auditing matters of questionable conduct from the viewpoint of compliance.

(6)	The Information Recipients shall report to the Internal Controls Committee, not less frequently than quarterly, the status of operations of the Compliance Hotline; provided, however, that the Information Recipients or Regional Information Recipients shall immediately report to the Audit Committee on material matters that may violate laws and regulations.

(7)	The Company shall have its consolidated private investees in the Merchant Banking business (the “Private Investees”) establish whistle-blowing procedures. The Company shall establish an appropriate structure under which information recipients in each of the Private Investees will immediately report to the Audit Committee, through the executive officer as an Information Recipient, on material matters that may violate laws and regulations; provided, however, that the foregoing may not be applied to a Private Investee that deems to have minor effect on Nomura Group in terms of its financial conditions, reputation and corporate social responsibilities.

(8)	In the event that the Audit Committee recognizes problems in the operation of the Compliance Hotline, the Audit Committee may express its opinion and request the executive officers to take steps to improve the Compliance Hotline.

G.	Internal Audit System

(1)	Executive officers shall establish an internal audit division and implement an internal audit program that will help ensure effective and adequate internal control and procedures regarding the entire business of Nomura Group.

(2)	The Internal Controls Committee shall discuss or determine basic matters concerning internal control and procedures at each company within Nomura Group, the annual internal audit plan and the status of internal audit and its results.

(3)	Executive officers shall report the following items to the Internal Controls Committee:

(a)	executive officers shall report on the annual internal audit plan of Nomura Group not less frequently than annually; and

(b)	executive officers shall report on the status of internal audit in Nomura Group and its results not less frequently than quarterly.

(4)	Any member of the Audit Committee may recommend that executive officers (i) change the internal audit plan, (ii) implement additional audit procedures; (iii) establish an improvement plan regarding the annual internal audit plan, the status of internal audit and its results.

H.	Audit of Financial Reports and Statements

(1)	The Audit Committee has the following powers regarding the appointment of an independent auditor and other accounting firms that audit financial statements (including financial statements in Form 20-F submitted to the U.S. Securities and Exchange Commission):

(a)	determining particulars of proposals concerning the election and dismissal of the independent auditor and the non-retention of the independent auditor to be submitted to a General Meeting of Shareholders; and

(b)	determining particulars of proposals concerning the election and dismissal of other accounting firms to be submitted to the Board of Directors or the Board of Representative Executive Officers.

(2)	The Audit Committee shall approve the annual audit plan of the independent auditor and other accounting firms (including key audit items and staffing).

(3)	The Audit Committee shall audit other matters than those relating to accounting in financial reports (including consolidated financial statements) and their supplementary schedules (hereinafter collectively referred to as “financial reports”) and financial statements in accordance with laws and regulations and procedures established by the Audit Committee.

(4)	The Audit Committee shall hear the report from the independent auditor and other accounting firms on the audit reports on matters relating to accounting in financial reports and financial statements through financial reports and statements (including disagreements between executive officers and such auditor or accounting firms regarding financial reporting) and determine whether the method and result of the audit are appropriate.

(5)	The Audit Committee may request executive officers, the independent auditor or other accounting firms that audit financial statements to explain about important financial problems regarding preparing financial reports and financial statements (including matters concerning election or application of critical accounting policies and internal control over financial reporting).

(Reference)

System for Guaranteeing Appropriate Conduct of Operations

I. Matters necessary to enable the audit committee to perform its functions

By exercising its powers as prescribed by law and making use of the independent auditor, other accounting firms, and internal organizational structures, the Audit Committee shall audit the legality, soundness, and efficiency of operations implemented by executive officers, and thereby contribute to ensuring the appropriate conduct of Nomura Group’s operations.

1. Directors and employees supporting the Audit Committee in its duties

1.1. Supporting directors

1.1.1. To support the Audit Committee in conducting audits and ensure effective overview of operations by the Board of Directors, full-time directors who do not concurrently serve as executive officers shall be appointed by the Board of Directors as “Audit Mission Directors.”

1.1.2. Audit Mission Directors shall perform the duties stipulated in the Audit Committee Regulations in accordance with the instructions of the Audit Committee or of a member of the Audit Committee designated by the Committee.

1.2. Supporting employees and their independence from executive officers

1.2.1. To support the Audit Committee in the performance of its duties, an Office of Audit Committee shall be established, consisting of five or more employees including a Managing Director.

1.2.2. Evaluation of employees in the Office of the Audit Committee shall be performed by the Audit Committee or a member of the Audit Committee designated by the Committee. The consent of the Audit Committee, or a member of the Audit Committee designated by the Committee, shall be obtained when recruiting, transferring, or disciplining an employee of the Office of Audit Committee.

2. System for reporting on conduct of operations

2.1. Executive officers shall report to the Board of Directors on the conduct of operations not less frequently than quarterly. Executive officers may delegate the making of such reports to other executive officers.

2.2. Directors and executive officers shall report any of the matters stipulated below to a member of the Audit Committee, or to an Audit Mission Director, promptly upon discovery. An Audit Mission Director who receives such a report shall immediately report the matter to a member of the Audit Committee.

(a) Any legal or financial problems that may have a substantial impact on the operations or finances of Nomura Group

(b) An order from a regulatory authority, or any other circumstance that may cause Nomura Group significant losses

2.3. If an executive officer or an employee is asked either by a member of the Audit Committee designated by the Committee or by an Audit Mission Director to report on matters pertaining to operations that they perform, they shall immediately report on the same.

3. Other systemic measures designed to ensure effective auditing by the Audit Committee

3.1. With respect to the non-accounting-related aspects of financial reports and related documentation (including financial reports and supplementary schedules, as well as consolidated financial statements; the same applies below) and of financial statements (including the financial statements in Form 20-F submitted to the U.S. Securities and Exchange Commission), and with respect to business reports (including supplementary schedules; the same applies below), the Audit Committee shall conduct audits in accordance with the law and with the procedures established by the Audit Committee itself.

3.2. With respect to the accounting-related aspects of financial reports and related documentation and of financial statements, the Audit Committee shall determine whether the auditing methods and results are appropriate upon receiving a report from the independent auditor, or from the accounting firm that audits the financial statements, on the audit report pertaining to the financial reports and related documentation or to the financial statements in question (which report shall include mention of any serious disagreements between executive officers and the auditor or accounting firm regarding financial reporting).

3.3. The Audit Committee may ask executive officers, the independent auditor, or other accounting firms that audit financial statements for an explanation of important problems relating to the preparation of financial reports and related documentation, business reports, and financial statements (including matters concerning election or application of critical accounting policies, and matters relating to procedures for internal control of financial reporting).

3.4. During auditing, the Audit Committee may, as it deems necessary, engage attorneys, certified public accountants, consultants, or other outside advisers.

II. Matters relating to the establishment of a system for ensuring that execution of duties by executive officers conforms to the law and the articles of association, and for otherwise guaranteeing appropriate conduct of operations

1. System for ensuring appropriate implementation of duties by executive officers

1.1. Executive officers shall pledge to abide by Nomura Group Code of Ethics, and shall conduct business lawfully in conformity with the articles of association and the provisions of the law.

1.2. Executive officers shall strive to develop compliance systems at all companies within Nomura Group. If, at any company within the Group, they should uncover a serious breach of the law or another grave matter affecting compliance, they shall report the matter to a member of the Audit Committee or to an Audit Mission Director, and at the same time report it to the Group Executive Management Committee. The Group Executive Management Committee shall discuss the matter in question and, if it deems necessary, advise the company in question to take appropriate action on the basis of the results of its deliberations.

2. System for maintenance and management of information pertaining to implementation of duties by executive officers

Executive officers shall, for not less than ten years, keep on file minutes of meetings, documents regarding requests for managerial decisions, contracts, financial reports, and other important documentation (including that in electronic format), along with related materials. If necessary, they shall moreover maintain that documentation in accessible form.

3. Rules and other aspects of the system for managing risk of loss

3.1. Executive officers shall be aware of the importance of classifying, assessing, monitoring, and managing the various risks affecting conduct of Nomura Group’s operations, namely, market risk, credit risk, event risk, liquidity risk, operational risk, and legal risk, and they shall, at each company within Nomura Group, make every effort to monitor and manage those risks

3.2. Executive officers shall report to the Group Executive Management Committee on the progress of development of risk management systems at each company within Nomura Group. On the basis of their reports, the Group Executive Management Committee shall analyze the state of risk management throughout Nomura Group and take appropriate measures to establish the most suitable risk management system for the operations in question.

4. System for ensuring that the duties of executive officers are performed efficiently

4.1. Executive officers shall execute operations in accordance with the management structure and allocation of executive duties determined by the Board of Directors.

4.2. Decisions on matters delegated by resolution of the Board of Directors to executive officers to decide shall be made by the following organizations or in accordance with the following procedures:

(a) Group Executive Management Committee

Allocation of management resources within Nomura Group and key matters relating to management

(b) Internal Controls Committee

Matters regarding internal control of Nomura Group and promotion of proper corporate behavior

(c) Commitment Committee

Material matters regarding less liquid positions of Nomura Group, and matters regarding important positions for managing risk

(d) Collective decision-making system Matters other than (a)-(d)

4.3. The Group Executive Management Committee shall ensure the efficient running of Nomura Group by determining or revising allocation of necessary management resources in light of business plans and budgetary requests from each business division and region.

4.4. A Group Management Council shall be established, and efficient conduct of operations shall thereby be fostered through the pooling of information, the exchange of views, and the discussion of strategies among senior executives of Nomura Group.

5. System for ensuring that execution of duties by employees conforms to the law and the articles of association

5.1. Executive officers shall take steps to foster awareness of Nomura Group Code of Ethics among employees, and shall ensure that they abide by it.

5.2. Executive officers shall clarify the responsibilities and powers of employees by delimiting their authority, and shall thereby establish a system of accountability with respect to execution of operations.

5.3. Execution of duties in compliance with the provisions of the law shall be fostered by appointing operational managers within each company in Nomura Group in Japan, with the goals of promoting remedial measures on matters considered questionable in light of social ethics and social justice, and of ensuring that actions taken by employees are rooted in respect for the law and in social norms.

6. System for guaranteeing appropriate conduct of operations within Nomura Group

6.1. Nomura Group’s auditing system

6.1.1. The Audit Committee shall, working as necessary in partnership with audit committees or the like at Group subsidiaries (including consolidated subsidiaries), audit the legality, soundness, and efficiency of operations implemented by Nomura Group.

6.1.2. A member of the Audit Committee designated by the Committee shall, taking action either directly himself or working, as necessary, through other members of the Audit Committee or through an Audit Mission Director, inspect the Company or its subsidiaries.

6.2. Internal audit system

6.2.1. Executive officers shall help ensure sound, effective internal control of Nomura Group’s overall operations by establishing departments responsible for internal audits and implementing such audits.

6.2.2. The Internal Controls Committee shall hold discussions or make decisions on basic matters relating to internal controls at each company within Nomura Group, as well as on annual plans for internal audits, their state of implementation, and results.

6.2.3. Executive officers shall report to the Internal Controls Committee on the status of internal audits within Nomura Group and their results not less frequently than quarterly.

6.2.4. With respect to annual plans for internal audits, their state of implementation, and results, a member of the Audit Committee may recommend to executive officers that plans be changed, that additional audit procedures be implemented, or that remedial measures be formulated.

6.3. Compliance hotline

6.3.1. Executive officers shall establish a compliance hotline as a means whereby employees can report legally questionable conduct within Nomura Group directly to persons designated by the Board of Directors.

6.3.2. Anonymity shall be guaranteed to providers of information on legally questionable conduct relating specifically to accounting or auditing of accounts.

6.3.3. Consolidated private investees in the Merchant Banking business, except those whose impact on Nomura Group is negligible in terms of finances, reputation, and corporate social responsibilities, shall be required to establish whistle-blowing procedures, and channels shall be put in place for the receipt of relevant information from them.

11.	Compensation Committee’s Policies about Directors and Executive Officers’ Compensation

Nomura Group’s vision is to establish its status firmly as a “globally competitive Japanese financial institution”. As a management target to indicate an increase of shareholders’ value, the Company intends to maintain an average consolidated ROE of 10 to 15% over the medium- to long-term.

Our fundamental policies in Nomura Group’s directors and executive officers’ compensations (Executive Compensation”) are,

i)	to link Executive Compensation with the achievement of strategic business objectives above and award them in a manner that further motivates them toward achievement of their respective goals and thereby maximize their performance, and

ii)	to introduce equity based compensation and enhance their long term incentives.

Executive Compensation is composed of base salary, cash bonus and stock bonus.

(1)	Base Salary

Base salary for each of directors and executive officers is calculated by aggregating the following amounts.

i)	Amount reflecting his/her career

ii)	Amount reflecting his/her post and responsibilities

iii)	Amount reflecting previous year’s consolidated ROE (Note)

(2)	Cash Bonus

In determining cash bonus payable to each of directors or executive officers, we consider both quantitative and qualitative factors. Quantitative factors include consolidated net income, consolidated return on equity (ROE) and segment / business-line results. Qualitative factors include achievement of strategic business objectives, achievement of pre-established goals of individuals and subjective assessments of individual contribution. Aggregated cash bonus amount of directors and executive officers of Nomura Group does not exceed 3% of the consolidated net income of Nomura.

(3)	Stock Bonus

In determining the stock bonus payable to each of directors or executive officers, we consider not only such factors as consolidated net income or consolidated ROE but also such factors as proportion of cash bonus, stock bonus and base salary and costs and effects in awarding such bonus.

__________

Note: In calculating the amount of the base salary based on the previous year’s consolidated ROE, we refer to the table below.

Consolidated ROE (x)	X<0%	0% ≤X<5%	5% ≤X≤10%	10% <X≤15%	15% <X
Amount	0	Y * 1/3	Y * 2/3	Standard Amount (Y)	Y * 4/3

12.	Compensation paid to Directors and Executive Officers

	(Amount in Millions of yen)
	Directors		Executive Officers		Total
	Number	Amount	Number	Amount	Number	Amount
Fixed amount based on resolution of Compensation Committee	8	223	35	2,052	43	2,275
Non-cash compensation based on resolution of Compensation Committee	1	0	3	1	4	1
Retirement bonus upon resolution at the General Meeting of Shareholders (Note.2)	—	—	1	77	1	77

Total		223		2,130		2,353

Note 1:	There were 11 Directors and 32 Executive Officers as of March 31, 2006. Four Directors are serving concurrently as Executive Officers, whose compensation are included in those of Executive Officers. The number above in the table includes one director who retired on June 28, 2005, and three executive officers who retired on March 31, 2005.

2:	The amount has been accrued by resolution at the 98th General Meeting of Shareholders held on June 26, 2002.

13.	Fees to Independent Accountants

(Amount in Millions of yen)
Item	Amount
(1) Aggregate Fees to be paid by the Company and its subsidiaries to the independent accountants	954

(2) Out of the aggregate fees (1) above, aggregate fees for audit services prescribed in Article 2, Paragraph 1 of the Certified Public Accountant Law to be paid by the Company and its subsidiaries to the independent accountants	765

(3) Out of the aggregate fees (2) above, fees to be paid by the Company to the independent accountants	289

(Note)	The audit agreement between the Company and the independent accountants does not separate or is not able to separate effectively audit fees for audit under the Special Commercial Law and the Securities and Exchange Law. Therefore, the fees (3) above include audit fees for audit under the Securities and Exchange Law.

III.	Subsequent Events

There are no material subsequent events.

Note:   Amounts and numbers of shares presented in this Business Report have been rounded except for amounts and numbers described in “ Our Results of Operations and Assets” regarding the year ended March 31, 2004, or before.

Consolidated Balance Sheet (As of March 31, 2006)

(Millions of yen)
ASSETS
Cash and cash deposits:	1,555,636
Cash and cash equivalents	991,961
Time deposits	518,111
Deposits with stock exchanges and other segregated cash	45,564
Loans and receivables:	1,363,681
Loans receivable	682,824
Receivables from customers	26,810
Receivables from other than customers	656,925
Allowance for doubtful accounts	(2,878)
Collateralized agreements:	17,027,807
Securities purchased under agreements to resell	8,278,834
Securities borrowed	8,748,973
Trading assets and private equity investments (including securities pledged as collateral):	13,697,441
Securities inventory	12,739,805
Derivative contracts	592,360
Private equity investments	365,276
Other assets:	1,381,470
Office buildings, land, equipment and facilities	330,964
Lease deposits	47,582
Non-trading debt securities	220,593
Investments in equity securities	219,486
Investments in and advances to affiliated companies	223,912
Deferred tax assets	145,024
Other	193,909

TOTAL ASSETS	35,026,035

LIABILITIES
Short-term borrowings	691,759
Payables and deposits:	1,239,731
Payables to customers	247,511
Payables to other than customers	619,271
Time and other deposits received	372,949
Collateralized financing:	20,263,012
Securities sold under agreements to repurchase	10,773,589
Securities loaned	6,486,798
Other secured borrowings	3,002,625
Trading liabilities:	6,527,627
Securities sold but not yet purchased	5,880,919
Derivative contracts	646,708
Other liabilities:	641,980
Accrued income taxes	188,770
Accrued pension and severance costs	65,041
Other	388,169
Long-term borrowings	3,598,599

TOTAL LIABILITIES	32,962,708

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Common stock	182,800
Additional paid-in capital	159,527
Retained earnings	1,819,037
Accumulated other comprehensive (loss) income	(15,225)
Minimum pension liability adjustment	(14,096)
Cumulative translation adjustments	(1,129)
Less-Common stock held in treasury, at cost	(82,812)

TOTAL SHAREHOLDERS’ EQUITY	2,063,327

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	35,026,035

Consolidated Income Statement (April 1, 2005 — March 31, 2006)

	(Millions of Yen)
Commissions	356,325
Fees from investment banking	108,819
Asset management and portfolio service fees	102,667
Net gain on trading	304,223
Gain on private equity investments	12,328
Interest and dividends	693,813
Gain on investments in equity securities	67,702
Private equity entities product sales	88,210
Other	58,753

Total revenue	1,792,840

Interest expense	647,190

Net revenue		1,145,650

Compensation and benefits	325,431
Commissions and floor brokerage	32,931
Information processing and communications	89,600
Occupancy and related depreciation	55,049
Business development expenses	32,790
Private equity entities cost of goods sold	48,802
Other	115,447

Non-interest expenses		700,050

Income from continuing operations before income taxes	445,600

Income tax expense	188,972

Income from continuing operations		256,628

Income from discontinued operations before income taxes	99,413

Income tax expense	51,713

Gain on discontinued operation		47,700

Net income		304,328

Notes:

[Basis of Presentation of Consolidated Financial Statements]

1.	Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the provision of paragraph 1 of Article 179 of the Enforcement Regulations of the Japanese Commercial Code. However, certain disclosures required under U.S. GAAP are omitted pursuant to the same provision.

2.	Scope of consolidation and entity method application

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest (collecting referred to as “Nomura”). Because the usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest, the Company consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Financial Accounting Standards Board Interpretation (“FIN”) No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, the Company also consolidates any variable interest entities for which Nomura is the primary beneficiary. Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of voting interest) are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies.

[Significant Accounting Policies]

3.	Basis and methods of valuation for securities, derivatives and others

(1)	Trading assets and trading liabilities

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheet on a trade date basis at fair value. The related gains and losses are recognized currently in income.

(2)	Private equity investments

Private equity investments are primarily carried at fair value. Corresponding changes in the fair value of these investments are recognized currently in income.

(3)	Investments in equity securities and non-trading debt securities

Investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for operating purposes and other than operating purposes. In accordance with U.S. GAAP for broker-dealers, investments in equity securities for operating purposes and other than operating purposes are recorded at fair value and unrealized gains and losses are recognized currently in income.

Investments in equity securities for operating purposes and Investments in equity securities for other than operating purposes are included in the Other assets section of the consolidated balance sheet in Investments in equity securities and Other, respectively.

Non-trading debt securities are recorded at market or fair value together with the related hedges and the related gains and losses are recognized currently in income.

4.	Depreciation and amortization

Depreciation for tangible assets is generally computed by the straight-line method over the estimated useful lives of assets according to general class, type of construction and use. Software is generally amortized by the straight-line method over its estimated useful life. Intangible assets that have determinable lives will continue to be amortized by the straight-line method over the estimated useful lives.

5.	Long-lived assets

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets. In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

6.	Basis of allowances

(1)	Allowance for loan losses

Allowances for loan losses on margin transaction loans related to broker dealers and loans receivable from financial institutions in the inter-bank money market used for short-term financing are provided for based primarily on historical loss experience.

Allowances for loan losses on loans receivable in connection with banking/financing activities reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and the current financial situation of the borrower.

(2)	Accrued pension and severance costs

In accordance with Statement of Financial Accounting Standards Board No. 87, “Employers’ Accounting for Pensions,” accrued pension and severance costs are recorded based on the fair value of the projected benefit obligation and the plan assets at the end of year to prepare for the employees’ retirement and severance benefits. The minimum pension liability adjustment is additionally provided when the accumulated benefit obligation, excluding the assumption about future compensation levels from the projected benefit obligation, exceeds the fair value of plan assets and accrued pension liabilities.

The unrecognized prior service cost is amortized on a straight-line basis over the average remaining service period of active participants.

Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized on a straight-line basis over the average remaining service period of active participants.

7.	Hedging activities

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged items, both at inception and throughout the life of the hedge contracts. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expense.

8.	Discontinued operations

On January 31, 2006, Nomura sold its stake in Millennium Retailing Inc. (“MR”). MR was one of the investments in private equity business and a consolidated subsidiary. At March 31, 2006, MR is classified as discontinued operations in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and its results of operations are separately reported.

9.	Foreign currency translation

For the consolidated financial statements, all assets and liabilities of foreign subsidiaries are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Cumulative translation adjustments in shareholder’s equity. Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are recognized currently in income.

10.	The Company and its wholly-owned domestic subsidiaries adopted the consolidated tax return system.

[Notes to the Consolidated Balance Sheet]

11.	Assets pledged

Pledged securities that can be sold or re-pledged by the secured party, including Gensaki Repo transactions, included in Trading assets, private equity investments and non-trading debt securities.	5,610,310 million yen

Securities and loans receivables, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or re-pledge them.	2,227,492 million yen

The asset balances, which have been pledged as collateral for secured loans from special purpose entities.	320,984 million yen

Securities and loans receivable, which have been pledged to collateralize borrowing transactions, and pledged for other purposes. *	2,518,097 million yen

* In addition, Nomura re-pledged ¥640,483 million of securities borrowed as collateral for bank loans and other loans.

12.	Contingencies

Legal and Arbitration Proceedings

In the normal course of business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the consolidated financial statements.

The legal disputes include the actions described below.

In 1998, one of the Company’s European subsidiaries, Nomura Principal Investment plc (NPI), acquired approximately 46% of the issued share capital of Investicni a postovni banka, a.s. (IPB), a Czech bank (through its relationship with a Dutch company as the holder of the shares). On June 16, 2000, the Czech National Bank (CNB) placed IPB into forced administration. On June 19, 2000, the administrator appointed by the CNB transferred IPB’s entire business to Ceskoslovenska obchodni banka (CSOB), another Czech bank.

NPI and Nomura International plc (NIP) are involved in both bringing and defending a number of legal claims arising out of the circumstances surrounding NPI’s acquisition of its interest in IPB, the imposition of forced administration, and the immediate sale by the administrator of IPB’s entire business to CSOB.

The legal disputes include international arbitration proceedings in which the Czech Republic is seeking damages against NPI. CSOB is also pursuing a legal action before the Czech courts seeking damages against NPI, NIP and others arising out of IPB’s sale of a Czech brewery. Nomura believes that all such claims brought against it are without merit and Nomura is vigorously defending them.

Furthermore, in March 2006, the International Arbitral Tribunal presiding over the Dutch company’s claim against the Czech Republic (brought under the Bilateral Investor Treaty between the Netherlands and the Czech Republic) issued an award on liability in favor of the Dutch company, holding the Czech Republic’s actions pertaining to IPB to be a breach of its obligation under the Treaty for fair and equitable treatment.

13.	Guarantees

In accordance with FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” Nomura recognizes obligations under certain issued guarantees and records the fair value of these guarantee obligations on the consolidated balance sheet.

The following table sets for the information about maximum potential payout or notional total of derivative contracts, standby letters of credit and other guarantees that could meet the definition of a guarantee.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited. Nomura records all derivative contracts at fair value on the consolidated balance sheet. Nomura believes the notional amounts generally overstate its risk exposure.

Derivative contracts *1	25,401,478 million yen

Standby letters of credit and other guarantees *2	6,993 million yen

*1	The carrying value of derivative contracts is 782,586 million yen.

*2	The carrying value of standby letters of credit and other guarantees is 56 million yen.

14. Accumulated depreciation and amortization of Office buildings, land, equipment and facilities.	211,521 million yen

[Notes to the Consolidated Income Statement]

15. Basic net income per share	159.02 yen

INDEPENDENT AUDITOR’S REPORT

The Board of Directors

Nomura Holdings, Inc.
May 15, 2006
Ernst & Young ShinNihon

Michiyoshi Sakamoto
Certified Public Accountant
Designated and operating Partner

Koichi Hanabusa
Certified Public Accountant
Designated and operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and operating Partner

In accordance with Paragraph 2, Article 21-32 of “The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations,” we have audited the consolidated balance sheet of Nomura Holdings, Inc. as of March 31, 2006, and the related consolidated income statement applicable to the 102nd fiscal year from April 1, 2005 to March 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion. Our audit includes procedures applied to the accounts of the subsidiaries or other consolidated subsidiaries as considered necessary.

As a result of our audit, it is our opinion that the consolidated balance sheet and the related consolidated income statement referred to above present properly the financial position and the results of operations of Nomura Holdings, Inc. and its consolidated subsidiaries in accordance with the related regulations and the Articles of Incorporation.

We have no interest in the Company which is required to be disclosed in compliance with the Certified Public Accountants Law.

Report of the Audit Committee on the Consolidated Financial Statements

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Audit Committee of Nomura Holdings, Inc. (the “Company”) audited the Company’s consolidated balance sheet and income statement (the “consolidated financial statements”) applicable to the 102nd fiscal year (from April 1, 2005 to March 31, 2006) and, based on the result of the audit, hereby report as follows:

1.	OUTLINE OF THE AUDITING METHOD USED

In accordance with the auditing principles and assignment of responsibilities decided by the Audit Committee, each member of the Audit Committee, by himself or through each of the Audit Mission Directors, heard the report and explanation from the Company’s independent accountants and examined the Company’s consolidated financial statements. In addition, we requested reports on accounting from the Company’s subsidiaries and consolidated subsidiaries as necessary and investigated the conditions of the business and the assets of such subsidiaries.

2.	RESULT OF THE AUDIT

(1)	We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon, the Company’s independent accountants, are appropriate.

(2)	We have nothing to point out with respect to the Company’s consolidated financial statements as a result of our investigations into the Company’s subsidiaries and consolidated subsidiaries.

May 16, 2006	THE AUDIT COMMITTEE OF

NOMURA HOLDINGS, INC.

Haruo Tsuji, Chairman

Fumihide Nomura

Koji Tajika

Note:	Messrs. Haruo Tsuji and Koji Tajika are outside directors as defined in the exceptional clause of Article 21-8, paragraph 4 of “Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha”.

Non-Consolidated Balance Sheet (As of March 31, 2006)

(Millions of yen)
ASSETS
Current Assets:	1,831,963
Cash and cash deposits	13,961
Short-term loans receivable	1,624,010
Accounts receivable	158,126
Deferred tax assets	7,387
Other current assets	28,485
Allowance for doubtful accounts	(5)

Fixed Assets:	1,795,813
Tangible fixed assets:	39,072
Buildings	14,753
Furniture & fixtures	15,480
Land	8,839

Intangible assets:	63,002
Software	63,000
Others	2

Investments and others:	1,693,739
Investment securities	310,547
Investments in subsidiaries	1,126,801
Long-term loans receivable	150,465
Long-term guarantee deposits	52,069
Deferred tax assets	35,058
Other investments	18,832
Allowance for doubtful accounts	(33)

TOTAL ASSETS	3,627,776

LIABILITIES
Current Liabilities:	1,574,943
Short-term borrowings	1,322,000
Payables to customers and others	100,871
Accrued income taxes	117,418
Other current liabilities	34,654

Long-term Liabilities:	606,185
Bonds payable	180,000
Long-term borrowings	421,000
Other long-term liabilities	5,185

TOTAL LIABILITIES	2,181,128

SHAREHOLDERS’ EQUITY
Common stock	182,800
Capital surplus:	114,518
Additional paid-in capital	112,504
Other capital surplus:	2,014
Premium over acquisition cost of Treasury stock sold	2,014
Earned surplus:	1,145,018
Earned surplus reserve	81,858
Voluntary reserves:	1,020,029
Reserve for specified fixed assets	29
General reserve	1,020,000
Unappropriated retained earnings	43,131
Net unrealized gain on investments	84,761
Less treasury stock	(80,448)

TOTAL SHAREHOLDERS’ EQUITY	1,446,649

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,627,776

Non-Consolidated Income Statement (April 1, 2005 – March 31, 2006)

	(Millions of yen)
Operating revenue		220,699
Property and equipment fee revenue	61,118
Rent revenue	31,736
Royalty on trademark	23,035
Dividend from subsidiaries	95,670
Others	9,141

Operating expenses		97,648
Compensation and benefits	3,811
Rental and maintenance	34,176
Data processing and office supplies	23,586
Depreciation and amortization	24,272
Others	6,585
Interest expense	5,218

Operating income		123,050

Non-operating revenue		8,401
Non-operating expenses		169

Ordinary income		131,282

Special profits		8,987
Profit on sales of investment securities	8,987

Special losses		124,313
Loss on sales of investment securities	341
Loss on devaluation of investment securities	96
Loss on devaluation of investments in subsidiaries	115,432
Loss on abandonment of fixed assets	8,444

Income before income taxes		15,956

Income taxes - current		12,681
Income taxes - deferred		(14,603)

Net income		17,878

Unappropriated retained earnings brought forward		48,121

Interim dividend		22,868

Unappropriated retained earnings		43,131

Notes to Non-Consolidated Financial Statements:

The amounts shown therein are rounded to the nearest million.

[Significant Accounting Policies]

1.	Basis and methods of valuation for financial instruments

(1)	Other securities

a.	Securities with market value

Recorded at market value

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “Shareholders’ equity” on the balance sheet.

b.	Securities without market value

Recorded at cost using the moving average method or amortized cost

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities and Exchange Law, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

(2)	Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method

2.	Depreciation and amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after April 1, 1998, which are depreciated on the straight-line method.

(2)	Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method.

3.	Translation of assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the income statement.

4.	Provisions

(1)	Allowance for doubtful accounts

To provide for bad loans, the Company recorded an allowance for doubtful accounts based on an estimate of the uncollectible amounts calculated using historical loss ratios or a reasonable estimate based on the financial condition of individual borrowers.

(2)	Accrued bonuses

To prepare for bonus payments to employees, the estimated amount was recorded in accordance with the prescribed calculation method.

5.	Finance leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.

6.	Hedging activities

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities to reduce the risks such as interest rate fluctuation until the profits or losses on the underlying hedged items are included in the income statement. Certain eligible foreign currencies denominated monetary items are translated at forward exchange rates and the differences are amortized over the remaining period.

7.	Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

8.	The Company applies the consolidated tax return system.

9.	Accounting for Impairment of Fixed Assets

From the year ended March 31, 2006, the Company adopted Statement of Opinion, “Accounting for Impairment of Fixed Assets” issued by the Business Accounting Council on August 9, 2002, and Guidance No.6 “Guidance for Accounting Standard for Impairment of Fixed Assets” issued by the Accounting Standards Board of Japan (“ASB”) on October 31, 2003.

This adoption had no effect on the income statement for the year ended March 31, 2006.

[Notes to Non-Consolidated Balance Sheet]

10. Short-term receivables from subsidiaries:	1,821,320 million yen
Short-term payables to subsidiaries:	1,339,030 million yen
Long-term receivables from subsidiaries:	199,725 million yen

11. Accumulated depreciation on tangible fixed assets:	68,535 million yen

12.	In addition to the fixed assets on the balance sheet, the Company uses computers and personal computers under finance lease contracts.

13.	Securities deposited

The Company loaned investment securities with a market value of 107,632 million yen based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

14. Guarantee obligations	2,528,766 million yen

Set forth below is a summary of the Company’s guarantee obligations:
Bonds/medium-term notes, Commercial paper	2,465,777 million yen
Swap transactions, etc.	62,989 million yen

15.	Amounts to be excluded from profits available for dividends

The amount to be excluded from the calculation of profits available for dividends as of March 31, 2006, as determined by Item 3 of Article 124 of the Enforcement Regulations of the Commercial Code was 84,761 million yen.

[Notes to Non-Consolidated Income Statement]

16. Operating revenue from subsidiaries	220,120 million yen
Operating expenses to subsidiaries	36,167 million yen
Non-operating transactions with subsidiaries	17,400 million yen

17.	“Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd. (“NSC”), a subsidiary of the Company, from leasing furniture, fixtures and software.

18.	“Rent revenue” consists of revenue mainly from NSC from renting office accommodations.

19.	“Royalty on trademark” consists of revenue from NSC from the use of the Company’s trademark.

20.	“Others” includes fees from securities lending and interest received on loans mainly from NSC.

21. Net income per share	9.34 yen

The Appropriation of Non-Consolidated Retained Earnings and Reason for the Fiscal Year Ended March 31, 2006

	(Yen)
Unappropriated retained earnings		43,130,665,791
Reversal of voluntary reserve:		26,003,533,497
Reversal of general reserve	26,000,000,000
Reversal of reserve for specified fixed assets	3,533,497

Total		69,134,199,288

The amount above is appropriated as below.
Appropriation:
Cash dividends ( 36.00 yen per share )		68,619,513,384

Total		68,619,513,384

Unappropriated retained earnings to be carried forward		514,685,904

(1)	Policy on Appropriation of Retained Earnings

Nomura seeks to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, Nomura maintains sufficient capital to support its business.

Nomura reviews its sufficiency of capital as appropriate, taking into consideration economic risks inherent in its businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

In regard to cash dividends, Nomura first decides target dividend amounts, the minimum level of cash dividend, taking into account the firm’s dividend-on-equity ratio (DOE) of about 3%. When Nomura achieves a sufficient level of profit, it will decide the amount of the year-end cash dividend taking into consideration a pay-out ratio of over 30%. Nomura seeks to ensure sustainable growth of its target dividend in the mid- to long-term.

As for retained profits, Nomura intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

(2)	Reason for Appropriation of Retained Earnings

The Company proposes a cash dividend of 36.00 yen per share upon the dividend policy described above. As the Company paid out an interim dividend of 12.00 yen per share in December 2005, the annual dividend per share is 48 yen per share.

INDEPENDENT AUDITOR’S REPORT

The Board of Directors

Nomura Holdings, Inc.

May 15, 2006

Ernst & Young ShinNihon

Michiyoshi Sakamoto
Certified Public Accountant
Designated and operating Partner

Koichi Hanabusa
Certified Public Accountant
Designated and operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and operating Partner

In accordance with Paragraph 4, Article 21-26 of “The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations,” we have audited the non-consolidated balance sheet, the non-consolidated income statement, the accounting matters stated in the business report, the proposal for appropriation of non-consolidated retained earnings, and the accounting matters stated in the supplementary schedules of Nomura Holdings, Inc. (the “Company”) applicable to the 102nd fiscal year from April 1, 2005 to March 31, 2006. These financial reports and the supplementary schedules are the responsibility of the Company’s management. Our responsibility is to independently express an opinion on these financial reports and the supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial reports and the supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial reports and the supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial reports and supplementary schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit included procedures applied to the accounts of the Company’s subsidiaries as considered necessary.

As a result of our audit, it is our opinion that:

a)	the non-consolidated balance sheet and the non-consolidated income statement present properly the Company’s financial position and the results of its operations in accordance with the related regulations and the Articles of Incorporation,

b)	the accounting matters stated in the business report present properly the Company’s affairs in accordance with the related regulations and the Articles of Incorporation,

c)	the proposal for appropriation of non-consolidated retained earnings is presented in accordance with the related regulations and the Articles of Incorporation, and

d)	there is nothing to point out as to the accounting matters stated in the supplementary schedules in accordance with the provisions of the Commercial Code.

We have no interest in the Company which is required to be disclosed in compliance with the Certified Public Accountants Law.

Report of the Audit Committee

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Nomura Holdings, Inc. (the “Company”) audited the execution by the Directors and Executive Officers of the Company of their duties during the 102nd fiscal year (from April 1, 2005 to March 31, 2006) and, based on the result of the audit, hereby reports as follows:

1.	OUTLINE OF THE AUDITING METHOD USED

We audited resolutions of the Board of Directors including appointment of Audit Mission Directors (non-executive but full-time directors appointed for the purpose of supplementing audits conducted by the Audit Committee) concerning matters prescribed in Article 21-7, paragraph 1, item 2 of “Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha (‘Special Law’)” and Article 193 of Ministry of Justice Ordinance concerning the Commercial Code, and internal control and procedures in accordance with such resolutions. In addition, in accordance with the auditing principles and assignment of responsibilities decided by the Audit Committee, and in cooperation with the Company’s departments in charge of internal control and procedures, each member of the Audit Committee conducted an audit individually or through each of the Audit Mission Directors by the following method: attended important meetings of the Company; heard reports on the Company’s business from the Directors, Executive Officers, and others; reviewed documents authorizing corporate actions and other important documents; investigated the conditions of the business and assets of the Company; and with respect to the Company’s subsidiaries requested reports on their businesses as necessary and investigated the conditions of their businesses and assets. In addition, we heard the report and explanation from the Company’s independent accountants and examined the Company’s financial reports and supplementary schedules.

With respect to certain other matters, including: (i) any transactions by Directors or Executive Officers on their own behalf or on behalf of a third party that comes within the types of business carried on by the Company: (ii) transactions in which the interests of any Director or Executive Officer are contrary to or conflict with those of the Company: (iii) the gratuitous grant of benefits to others by the Company: (iv) unusual transactions between the Company and its subsidiaries or shareholders: and (v) acquisitions by the Company of its own shares and dispositions thereof, we, in addition to the above mentioned auditing method, requested reports on such transactions from the Directors, Executive Officers and others as necessary, and investigated any such transactions in detail.

2.	RESULT OF THE AUDIT

(1) We acknowledge that resolutions of the Board of Directors concerning matters prescribed in Article 21-7, paragraph 1, item 2 of the Special Law and Article 193 of Ministry of Justice Ordinance concerning the Commercial Code are appropriate and internal control and procedures are operated in accordance with such resolutions.

(2) We acknowledge that both the method and result of the audit by Shin Nihon & Co., the Company’s independent accountants, are appropriate.

(3) We acknowledge that the business report presents fairly the Company’s conditions in conformity with applicable laws and regulations of Japan and the Articles of Incorporation of the Company (the “Articles of Incorporation”).

(4) We have nothing to point out, in light of the conditions of the business and the assets of the Company and other circumstances, with respect to the proposal concerning the appropriations of retained earnings.

(5) We acknowledge that the supplementary schedules present fairly the matters that are required to be included therein and we have nothing to point out with respect thereto.

(6) We acknowledge that there are no material facts in the execution of the duties of any Director or Executive Officer concerning his unjust action or his violation of the laws and regulations of Japan or the Articles of Incorporation.

In addition, we acknowledge that there is no failure by the Directors or Executive Officers in the execution of their duties in connection with: (i) any transactions by Directors or Executive Officers on their own behalf or on behalf of a third party that comes within the types of business carried on by the Company: (ii) transactions in which the interests of any Director or Executive Officer are contrary to or conflict with those of the Company: (iii) the gratuitous grant of benefits to others by the Company: (iv) unusual transactions between the Company and its subsidiaries or shareholders: and (v) acquisitions by the Company of its own shares and dispositions thereof.

(7) We have nothing to point out with respect to the execution by the Directors or Executive Officers of their duties in connection with the subsidiaries of the Company.

May 16, 2006	THE AUDIT COMMITTEE OF NOMURA HOLDINGS, INC.

Haruo Tsuji, Chairman Fumihide Nomura Koji Tajika

Note:	Messrs. Haruo Tsuji and Koji Tajika are outside directors as defined in the exceptional clause of Article 21-8, paragraph 4 of the Special Law.

Corporate Citizenship

Nomura Group: Contributing to a better world.

Donation of introductory economics textbook “T-Shirt Shop” to junior high schools

In the past, Nomura Group has donated the educational comic book The Secret of Money to elementary schools and the financial primer Finance for Beginners to junior high schools throughout Japan. Based on comments that came in from teachers around Japan, we saw a need for a textbook to be used in social studies classes.

This led us to produce a textbook on finance and economics for junior high school students. When samples were sent out to schools all over the country in March 2006, a flood of requests came in and by the end of April we had donated some 70,000 copies.

The text centers on three junior high school students who set up their own firm to manufacture and sell T-shirts and outlines the many challenges that they deal with in running their business. Containing sections on such subjects as marketing, labor issues, and corporate social responsibility, the text has been extremely well received for the straightforward way it explains how the economy works.

An instructor’s guide is also available to help teachers use the text effectively in the classroom. The text was prepared under the supervision of Professor Takamitsu Sawa of the Institute of Economic Research of Kyoto University

Special sponsorship of the Nikkei Stock League competition

Nikkei Stock League, organized by Nihon Keizai Shimbun, Inc. is a contest in which junior high school, high school, and college students learn about portfolios and write reports on themes of their choice.

Students consider which stocks to include in their portfolios. In the search for information, they carefully sift through newspaper articles and access corporate websites. Some even pay actual visits to companies. Relying on the information they have personally collected, contestants then select stocks, conduct virtual investments, and write a report.

Contestants are evaluated on the performance of their portfolios and the content of their reports, and the winning team is sent on a study tour to the United States. The wining team in the competition’s sixth year was a group of second- and third-year students from Keio University.

More than 25,000 entrants have participated in the competition since it was first launched in 2000, attracted by the opportunity to gain experience with the real economy and think independently .

Special sponsorship of the Pacific Music Festival

The Pacific Music Festival (PMF) is an international music education festival initiated in 1990 by the late Leonard Bernstein, one of the great musical figures of the twentieth century. Every summer more than a hundred up-and-coming musicians selected from across the globe gather in Sapporo Art Park to take part in the PMF Academy education program under the direction of renowned instructors, including leading musicians from the Vienna Philharmonic Orchestra. This year, its seventeenth, the festival was honored to welcome Valery Gergiev as its principal conductor, and the participants showcased the fruits of their many hours of practice during a series of concerts in various locations between July 8 and August 3.

As special corporate supporter, Nomura Securities and the Nomura Cultural Foundation are proud to be associated with the festival and its goal of developing global musical culture by nurturing young musicians.

Corporate Data (as of March 31, 2006)

Capital: ¥182,799,788,854

Number of common stock issued: 1,965,919,860 shares

Number of shareholders: 226,488

(Number of shareholders holding one unit or more: 197,450)

Stock exchange listings:

Tokyo, Osaka, Nagoya, New York, and Singapore

Number of employees (consolidated basis): 14,668

Dividends

	(Yen)
	97/3	98/3	99/3	00/3	01/3	02/3	03/3	04/3		05/3		06/3
								Interim	Year-end	Interim	Year-end	Interim	Year-end
Dividends per share	10	10	10	15	17.5	15	15	7.5	7.5	10	10	12	36

*	Including commemorative dividend of ¥1

Directors and Executive Officers (As of April 1, 2006)

Directors

Name	Title

Junichi Ujiie	Chairman of the Board of Directors, Chairman of the Nomination Committee and Chairman of the Compensation Committee

Nobuyuki Koga	(President & Chief Executive Officer)

Hiroshi Toda	(Deputy President & Chief Operating Officer)

Kazutoshi Inano	(Deputy President & Co-Chief Operating Officer)

Nobuyuki Shigemune	Audit Mission Director

Yukio Suzuki	Audit Mission Director

Masaharu Shibata*	Member of the Compensation Committee and member of the Nomination Committee

Hideaki Kubori*	Member of the Compensation Committee and member of the Nomination Committee

Haruo Tsuji*	Chairman of the Audit Committee

Fumihide Nomura	Member of the Audit Committee

Koji Tajika*	Member of the Audit Committee

*	Outside director

Executive Officers

Name	Principal Positions

Nobuyuki Koga	President & Chief Executive Officer Representative Executive Officer

Hiroshi Toda	Deputy President & Chief Operating Officer Representative Executive Officer International Operations

Kazutoshi Inano	Deputy President & Co-Chief Operating Officer Representative Executive Officer

Masanori Itatani	Executive Managing Director Head of Internal Audit

Akihiko Nakamura	Executive Managing Director Chief Information Officer

Akihito Watanabe	Senior Managing Director Head of Group Human Resources Development

Tetsu Ozaki	Senior Managing Director Head of Group Corporate Strategy

Masafumi Nakada	Senior Managing Director Chief Financial Officer

Noriaki Nagai	Senior Managing Director Head of Corporate Office

Hideyuki Takahashi	Senior Managing Director Regional Management of Americas Region

Yugo Ishida	Senior Managing Director Regional Management of Europe Region

Shareholder Information

Fiscal year	From April 1 to March 31

Number of Shares Constituting One Unit	one hundred (100)

Record date for dividends	1st Quarter: June 30

(In of after the fiscal year ending March 31, 2007)	2nd Quarter: September 30

3rd Quarter: December 31

Year-end: March 31

Annual shareholders’ meeting	held in June

Publication of public notices	Published electronically (on the Company’s official website)

http://www.nomuraholdings.com/jp/investor/

public notices may be published in Nihon Keizai Shimbun if electronic publication is impossible due to unavoidable reasons.

<Special Note Regarding Forward-Looking Statements>

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.